Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 10, 2026 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2025. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (“SEDAR+”) and the United States at www.sec.gov/edgar (“EDGAR”).

MANAGEMENT’S DISCUSSION & ANALYSIS

PERFORMANCE HIGHLIGHTS

◾	Final Investment Decision to Construct the Phoenix ISR Uranium Mine

In February 2026, Denison announced approval by its Board of Directors to proceed with the construction of the Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix” or the “Project”) at the Wheeler River property (“Wheeler River”), and that site preparation and construction activities are planned to commence in March 2026. With construction anticipated to take approximately two years, Phoenix remains on track for first production by mid-2028, and Denison is positioned as one of the few uranium suppliers globally who will be able to provide a sizeable new source of uranium production before the end of the decade.

◾	Final Regulatory Approval Received to Construct the Phoenix ISR Uranium Mine

In February 2026, the Company announced the decision of the administrative tribunal (the “Commission”) of the Canadian Nuclear Safety Commission (“CNSC”) to approve the Environmental Assessment (“EA”) and issue the Licence to Prepare a Site & Construct (the “Construction Licence”) for Phoenix, which is the first uranium mine in Canada to receive federal approval for construction in over 20 years. With the EA having previously been approved by the Province of Saskatchewan, and other provincial approvals necessary to commence construction already received, federal approval of the EA and the issuance of the Construction Licence represented the final regulatory approvals required to commence construction of Phoenix.

◾	Construction Management Contract Awarded for Phoenix

Additionally, in February 2026, Denison announced that, following a competitive tender process, it awarded Wood Canada Limited (“Wood”), a global leader in consulting and engineering, with the construction management contract (the “CM Contract”) to oversee the building of the Phoenix mine. The CM Contract currently contemplates procurement and construction management scopes, whereby Wood will be responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards. Such services will be provided by Wood in close consultation with Denison, with members of Wood’s team and Denison’s team holding complementary roles in an integrated project management team.

◾	Readiness to Commence Construction and Capital Cost Update for Phoenix

In January 2026, the Company reported that significant regulatory, engineering, and construction planning progress was made throughout 2025, positioning Phoenix in a construction-ready state and confirming an expected 2-year construction timeline. Approximately 87% of total engineering was completed at end of 2025 and 92% of primary engineering deliverables were issued for construction. The remaining engineering, which is related to the latter phases of project construction, is forecasted to be completed by mid-year 2026.

Based on the substantial completion of project engineering and execution of significant procurement activities since the effective date of the 2023 feasibility study for Phoenix (the “Phoenix FS”), an updated initial capital cost estimate for the Project was released in January 2026. Accounting for increases in inflation, cost increases, and project refinements, the Company now estimates the total post-Final Investment Decision (“FID”) initial capital estimate for the Project to be approximately $600 million at a Class 2 cost estimate level of precision.

◾	Impact Benefit Agreement and Exploration Agreement with Métis Nation-Saskatchewan

In December 2025, the Company announced execution of an Impact Benefit Agreement (“IBA”) with the Métis Nation–Saskatchewan (“MN–S”), 13 MN–S Locals, MN-S Northern Region 1 (“MN–S NR-1”), and MN–S Northern Region 3 (“MN–S NR-3”) (collectively, the “Métis Parties”). The IBA confirms the Métis Parties’ consent to and support for the development and operation of Wheeler River. In addition, the parties have also entered into an Exploration Agreement covering Denison’s exploration and evaluation activities.

◾	Nuhenéné Benefit Agreement with Ya’thi Néné Lands and Resources, Three First Nations, and Four Municipalities

In December 2025, the Company and the Ya’thi Néné Land and Resource Office (“YNLR”) announced the signing of the Nuhenéné Benefit Agreement, which is a regional mutual benefits agreement between Denison, YNLR, and each of the Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation, the Northern Hamlet of Stony Rapids, the Northern Settlement of Uranium City, the Northern Settlement of Wollaston Lake, the Northern Settlement of Camsell Portage (collectively, the “Athabasca Communities”). The Agreement provides the Athabasca Communities’ consent to and support for the development and operation in northern Saskatchewan of Denison’s majority owned and operated Wheeler River and Waterbury Lake projects, plus Denison’s minority interests in the Midwest Project (25.17% Denison owned) and operating McClean Lake Project (22.5% Denison owned).

MANAGEMENT’S DISCUSSION & ANALYSIS

◾	Formation of Four Prospective Exploration Joint Ventures with Skyharbour

In December 2025, the Company completed a transaction with Skyharbour Resources Ltd. (“Skyharbour”) whereby Denison acquired initial interests in claims comprising Skyharbour’s Russell Lake Uranium Project (“Russell”), which is located directly adjacent to Denison’s flagship Wheeler River property. Following Skyharbour’s consolidation of Rio Tinto’s minority ownership interest in Russell, the property was divided into four new property joint ventures known as Russell Lake or RL, Getty East, Wheeler North, and Wheeler River Inliers, of which Denison has acquired initial ownership interests of 20%, 30%, 49%, and 70%, respectively. In addition, Denison acquired an option to increase its ownership interest up to 70% in the new Wheeler North and Getty East joint ventures. Denison paid total initial consideration of $18.0 million to Skyharbour in a combination of cash and stock.

◾	Uranium Production at McClean Lake North SABRE Mine

In July 2025, the McClean Lake Joint Venture (“MLJV”) announced the successful start of uranium mining operations at the McClean North deposit using the joint venture’s patented Surface Access Borehole Resource Extraction (“SABRE”) mining method. Since the start of commercial production, on a 100% basis, 2,690 tonnes of high-grade ore has been extracted (Denison’s share: 605 tonnes). During 2025, 648,558 pounds of U3O8 (Denison’s share: 145,926 pounds of U3O8) were produced at an average operating cash cost of finished goods of approximately $36 per pound U3O8 (approximately US$26 per pound U3O8).

◾	Completed US$345 Million Convertible Senior Notes Offering

In August 2025, the Company completed its offering (the “Offering”) of ‘US-Style’ convertible senior unsecured notes due September 15, 2031 (the “Convertible Notes”) for an aggregate principal amount of US$345 million. The Convertible Notes bear a cash interest coupon rate of 4.25% per annum payable semi-annually in arrears on March 15th and September 15th of each year, beginning March 15, 2026. The initial conversion rate for the Convertible Notes is 342.9355 Denison common shares per US$1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of approximately US$2.92 per share (approximately 35% premium to the closing price of the common shares at the time of pricing on August 12, 2025). The effective conversion price of the Convertible Notes is increased up to US$4.32 per share (~100% premium to the closing price of the shares at the time of pricing) after giving effect to the capped call overlay option strategy deployed by the Company, whereby Denison purchased cash-settled call options with a strike price equal to the initial conversion price of the Convertible Notes (US$2.92) and a cap price of US$4.32 (the “Capped Calls”). The purchase price for the Capped Calls was approximately US$35.4 million.

Conversions of the Convertible Notes may be settled in shares, cash, or a combination of shares and cash, at Denison’s election. Additionally, Denison will have the right to redeem the Convertible Notes in certain circumstances and will be required to repurchase the Convertible Notes upon the occurrence of certain events. Prior to June 15, 2031, holders of the Convertible Notes may only elect to convert in certain circumstances. The Convertible Notes will mature on September 15, 2031. Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company’s uranium development projects, including to fund the construction of Phoenix, and for general corporate purposes.

◾	Discovery of Additional High-Grade Mineralization at Wheeler River Gryphon Deposit

Additional high-grade uranium mineralization, located approximately 40 metres outside of the previously estimated mineralized domain associated with the D1 lens, was discovered as part of a delineation drill program carried out at the Gryphon uranium deposit (“Gryphon”) during the first half of 2025. Drill hole WR-837AD2 intersected 2.3 metres at 1.69% eU3O8 including 0.5 metres at 5.48% eU3O8 in the down plunge direction from the previously defined D1 lens. This area remains open for further expansion down-plunge and along strike to the northeast.

Gryphon is situated approximately 3 km northwest of Phoenix on the Wheeler River property. In addition to the discovery of additional mineralization, the results from the delineation drilling program are expected to add confidence to the previously estimated mineral resources for Gryphon, having confirmed the geological interpretation of the deposit by intersecting uranium mineralization and grades in line with expectations.

◾	Midwest Preliminary Economic Assessment (“PEA”) Showcases Robust Potential of ISR Mining

The PEA outlines total potential ISR mine production from the Midwest Main deposit (100% basis) of 37.4 million pounds U3O8 over an approximately 6-year mine life with processing at the nearby McClean Lake mill, resulting in annual average production of nearly 6.1 million pounds U3O8, an after-tax base-case NPV of $965 million, and after-tax base-case IRR of 82.7%. Initial capital costs are estimated at $254 million, with average life of mine cash operating costs estimated to be USD$11.69 per pound U3O8 and all-in costs (including initial capital, sustaining capital, operating and decommissioning costs) estimated to be USD$25.78 per pound U3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

Midwest is a joint venture owned by Denison (25.17%) and Orano Canada Inc. (“Orano Canada”) (74.83%, operator), and is located approximately 25 kilometers, by existing roads, from the Denison (22.5%) and Orano Canada (77.5%) owned McClean Lake uranium mill.

The PEA is preliminary in nature, includes mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, mineral resources that are not mineral reserves do not have demonstrated economic viability. In parallel to the continued evaluation of the potential use of ISR mining at Midwest, the joint venture is also advancing the assessment of the use of the SABRE mining method for extraction of the Midwest Main deposit. While the PEA shows the potential for the use of ISR mining method at Midwest Main, there can be no assurance that the joint venture will ultimately advance the development of the Midwest Main deposit, that future development of the deposit will occur using the ISR mining method or, if ISR is chosen, that the results of the PEA can or will be realized.

◾	Appointment of New Board Members

In March 2025, Denison announced the appointment of Ken Hartwick, who previously served as the CEO of Ontario Power Generation (“OPG”), to its Board of Directors (the “Board”). Mr. Hartwick’s appointment comes following the retirement of Brian Edgar from the Board, after having served as a Director of Denison and its predecessors for over 20 years. Denison also reported the appointment of Mr. Jinsu Baik to the Board, replacing Mr. Jong Ho Hong as KHNP Canada Energy Ltd.’s (“KHNP Canada”) nominated director.

Mr. Wes Carson, Vice President, Mining Operations at Wheaton Precious Metals Corp., was appointed to the Board at the Company’s annual and special shareholder meeting held on May 12, 2025.

◾	Formation of Exploration Joint Ventures with Cosa Resources Corp.

In January 2025, Denison executed an agreement with Cosa Resources Corp. (“Cosa”), whereby Cosa acquired a 70% interest in three of Denison’s properties in the eastern portion of the Athabasca Basin region in northern Saskatchewan in exchange for approximately 14.2 million Cosa common shares, $2.25 million in deferred equity consideration, and a commitment to spend $6.5 million in exploration expenditures on the properties. As a result of the transaction, Denison became Cosa’s largest shareholder (representing ~19.95% ownership interest in Cosa at that time) and Denison and Cosa formed three uranium exploration joint ventures.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (“2018 PFS”) was completed for the Gryphon deposit as a conventional underground mining operation (the “Gryphon Update”). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for Phoenix commenced in 2019 and the required permits have been obtained to commence construction – including the July 2025 approval of the project’s EA by the Province of Saskatchewan and the February 2026 federal approval of the EA and issuance of the Construction Licence.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV’s SABRE mining method having commenced in July 2025 using the MLJV’s SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (“MWJV”), and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property (“Waterbury”). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

MANAGEMENT’S DISCUSSION & ANALYSIS

STRATEGY

Denison’s strategy is focused on leveraging its diversified mining, development and exploration asset base to capitalize on the strong long-term fundamentals of the uranium market.

The Company’s flagship asset is the Pheonix ISR uranium mine, for which site preparation and construction activities are planned to commence in March 2026. Based on an expected two-year construction timeline, Phoenix has the potential to become the only new large-scale source of uranium production before the end of the current decade at a time when there is a projected shortage of low-cost uranium development projects in the global project pipeline. Through the development of Phoenix and the potential reinvestment of expected positive future cash flows from Phoenix in the Company’s development and exploration project portfolio, Denison is providing investors with excellent exposure to an increasingly constructive global market for Canadian uranium production.

URANIUM INDUSTRY OVERVIEW

In 2025, the long-term price of U3O8 steadily increased, finishing the year at US$86 per pound U3O8, which represents a 16-year high and an approximately 9% increase from the end of 2024. This comes after a significant year over year increase during 2024, when the long-term price increased by 16% from US$68 per pound U3O8 at the end of 2023 to US$79 per pound U3O8 at the end of 2024. The Company believes the strengthening long-term price is representative of strong underlying market fundamentals for uranium. By comparison, the uranium spot price was somewhat volatile during 2025, reaching a low of US$63.45 per pound U3O8 in mid-March, but then increasing to a high of US$83.80 per pound U3O8 in September before settling at approximately US$82.00 per pound U3O8 – representing an annual increase of approximately 12%.The spot price reflects sporadic discretionary buying and selling activity and, as a result, continues to experience greater price volatility than the long-term price, which reflects base-escalated pricing terms that typically comes from producer-to-consumer contracting in the form of multi-year supply contracts. Generally, a significant majority of uranium sales occur via long-term supply agreements, with comparatively smaller annual volumes clearing through the spot market.

The Company believes the current uranium market environment demonstrates notable similarities to the last time prices reached these levels. In 1991, the USA and the Russian Federation signed an agreement under which 500 tonnes of high enriched uranium (“HEU”) were purchased by the USA to be down-blended to low enriched uranium (“LEU”) to be used in civilian nuclear reactors. As a result, in the early 2000s, HEU and other former Soviet Union supplies remained a market hangover from the Cold War with elevated inventory levels weighing on prices for years and limited new supply coming online. Ultimately, this period of low prices, then compounded with adverse supply shocks and significant expected demand growth driven by ambitious plans for nuclear power in China, created a favourable environment for uranium prices. Due to years of under investment, meaningful new sources of supply were scarce at a time of rapid demand growth, and weekly spot uranium prices reached a high of US$136.00/lb U3O8 in June of 2007, according to market research and analysis company UxC, LLC (“UxC”).

Following this period, the Japanese tsunami and associated Fukushima nuclear incident in 2011 disrupted the market and set in motion a similar period of low prices and excess inventories. Given the sudden shut-down of the entire Japanese nuclear fleet by 2012 and other reductions in demand, excess uranium inventories and excess enrichment capacity, which provided the ability to create additional uranium supply, catalyzed a downward shock to price. During this extended period, prices were below the cost of production for many producers, with weekly spot prices averaging ~US$30.00 per pound U3O8 and ranging from US$18.00 per pound U3O8 - US$44.00 per pound U3O8 between 2013 and 2019 according to UxC, leading to the shutdown of multiple mines and a sharp reduction in investment in new exploration and development activities across the sector. After years of supply discipline, and the accumulation of physical uranium positions amongst financial investors, the market reached an inflection point followed by six consecutive years of long-term price increases between 2020 and 2025, reflective of a market transition, where the cost of future production drives transactions rather than by the availability of surplus inventories. Looking ahead, the Company believes that increasing demand for nuclear energy, coupled with a prolonged period of limited investment in new supply creates supply-demand dynamics that are supportive of strong uranium prices for the foreseeable future.

MANAGEMENT’S DISCUSSION & ANALYSIS

In 2025, nuclear energy was the subject of growing investor interest due to its necessary role in the “clean energy transition” and its potential role in global energy security and energy growth initiatives. The Company believes these positive nuclear demand fundamentals support expectations for robust uranium markets. There is also increasing support from large technology companies that have announced partnerships with nuclear power utilities indicating a desire for reliable and emission-free electricity to meet expected growth in artificial intelligence and data centers’ electricity needs. This includes Meta’s 20-year power purchase agreement (“PPA”) announced in 2025 with Constellation to purchase nuclear energy from the Clinton Clean Energy Center in Illinois and Google’s 25-year PPA with NextEra Energy, announced in 2025 to support the potential restart of nuclear energy production at the Duane Arnold Energy Center in Iowa.

There is global focus on the importance of nuclear power in enabling the achievement of carbon emission goals and responding to growing energy demands. This recognition was further enshrined as over 20 nations pledged to triple nuclear energy generation capacity by 2050 at COP28 in Dubai in December 2023. This support continued to grow with over 30 nations pledging such support as of COP29 in Baku in November 2024, and now 33 nations have pledged such support as of COP30 in Brazil in November 2025. The Company believes this wide-spread government support for nuclear energy represents a paradigm shift. In addition to the renewed commitment to nuclear from powerhouse nations like Japan, South Korea, France, and the United States in recent years, positive nuclear demand developments occurred in many nations in 2025.

Two notable nuclear reactor projects that had been in construction for nearly a decade reached commercial operations in 2025 including Rajasthan 7 in India, and Kursk 2-1 in Russia. Also in 2025, Zhangzhou 2 in China achieved first criticality and was connected to the grid for the first time. China continues to be a major source of growth for nuclear energy, with the International Atomic Energy Agency reporting that China currently has 33 reactors under construction. In Canada, OPG continued refurbishment activities for the Darlington nuclear plant and Bruce Power continued its ongoing refurbishment efforts. OPG also signed contracts for reactor life extension projects at the Pickering B station and has begun planning a new nuclear plant in Port Hope, which could accommodate up to 10,000 megawatts of new generation capacity. Additionally, small modular reactors (“SMRs”) are being advanced in both Ontario and Saskatchewan, with OPG targeting completion of its first SMR project before 2030.

Looking forward, forecasts from UxC for global reactor units and nuclear capacity in 2035 is 549 units and 511 gigawatts electrical (“GWe”) installed capacity (estimated as of the fourth quarter of 2025) – representing a 28% increase in global nuclear power generation from 441 units producing nearly 400 GWe as of December 2025. UxC forecasts nuclear generation capacity growth to translate into similar increases in demand for uranium and forecasts 2035 base case uranium demand of 253 million pounds U3O8, an estimated 24% increase from expected 2025 demand of 204 million pounds U3O8.

On the supply side, uranium production for 2025 is estimated at 163 million pounds U3O8, which represents a 2% increase over 2024 production levels, largely due to the ramp-up of Budenovskoye 6 and 7, and Muyunkum in Kazakhstan. Taken together with the UxC estimate of total demand for 2025, there is a significant primary supply shortfall, estimated to be approximately 20% of total demand or 41 million pounds U3O8. In the fourth quarter of 2025, UxC estimated 2026 primary production to increase to 174 million pounds U3O8, with the production increase being supported by increasing production from Kazatomprom in Kazakhstan, increasing year over year production levels from McArthur River in Canada, and a ramp up of a series of mines in Africa. Additionally, UxC estimates secondary supplies for 2026 are projected at 25 million pounds of U3O8 equivalent (“U3O8e”), which is a significant reduction from 40 million pounds U3O8e of secondary supplies estimated in 2025, 32 million pounds U3O8e in 2024, and 60 million pounds U3O8e in 2023. Strong demand in past years has accelerated the process of drawing down these secondary sources of supply. With this rapid decline in secondary supplies, the market is expected to continue its shift from an inventory-driven market to a production-driven market in the coming years.

The market has been responding to an increased focus on energy security. The importance of security of supply was magnified in July 2023, after a military coup in Niger led to the expropriation of Orano’s uranium mining operations in June 2024. In 2022, Niger ranked as the seventh largest uranium producing country.

MANAGEMENT’S DISCUSSION & ANALYSIS

The ongoing Russia-Ukraine war also continues to cause significant turmoil in the global nuclear fuel market. Russia is a significant supplier of enriched uranium to the rest of the world, with over 40% of the world’s uranium enrichment capacity prior to the Ukraine invasion. In 2021, Russian enrichment comprised 31% of European Union enrichment purchases and 28% of US utility enrichment purchases. While deliveries of material from Russia to Western utilities continue, increased demand for non-Russian supply has led to significantly increased prices for uranium processing services. From December 2021 to December 2025, the long-term price of conversion and enrichment services increased by 197% and 184%, respectively. In the short- to medium-term, in order to increase enriched uranium production in the supply-constrained Western enrichment market, Western enrichers are expected to input more UF6 (‘overfeed’) into their centrifuges in order to maximize production capacity. As a consequence, Western utilities in aggregate would require more natural uranium feedstock to produce the same quantity of enriched uranium (i.e., enrichment contracts contain higher tails assay levels). In 2023, US and European utilities demonstrated a path towards reduced reliance on Russian nuclear fuel supply and increasingly favouring Western supply chains. In December 2023, a US bill to curb imports of Russian uranium was approved by US Congress. In May 2024, the U.S. President signed law H.R. 1042, the Prohibiting Russia Uranium Imports Act, which prohibits the importation into the U.S. of low enriched uranium produced in the Russian Federations or by a Russian entity. This law includes a waiver provision to allow for imports if the U.S. Secretary of Energy determines no alternative source can be procured or if shipments are deemed in the national interest. This law reinforces the ongoing shift of Western uranium supply chains away from Russia, which increasingly favors North American uranium supply.

Russia is also a notable player in uranium logistics, with significant quantities of uranium from Central Asia typically transported through Russia to Russian ports for delivery to Western uranium conversion facilities. UxC estimates Kazakhstan and Uzbekistan combined for 47% of global primary uranium production in 2025. As a result, logistics of uranium shipped through Russia remains an item of concern to uranium end users. Some uranium has been successfully shipped from Kazakhstan to Canada via the Trans-Caspian International Transport Route, which does not include transit through Russia; however, reports indicate that this route is subject to operational limitations.

Overall, nuclear demand growth appears poised for acceleration led by a shifting global energy mix towards decarbonized energy at a time when limited investment in bringing new uranium mine supply online has occurred over the past decade. While some idled or curtailed production from existing uranium mining operations has returned to the market, it is expected that (i) production costs associated with further potential restart projects will be higher than previous levels due to inflation and other restart challenges, and (ii) much of the potential new or greenfield mine supply required to meet demand estimates remains several years away.

The accelerated decline in secondary sources of uranium supply in recent years, the depletion of existing mines, and growing future reactor demand, point to larger supply deficits that may prove difficult to balance without considerable and rapid investment in new large-scale uranium mining projects. Given that uncovered utility uranium requirements for the period from 2025 to 2045, not including typical inventory building or restriction on existing supply agreements with Russia, are estimated at 1.8 billion pounds U3O8, it is evident that the necessary new future sources of supply required by the market have not yet been secured by utilities, and that the response from incumbent suppliers to sign significant long-term supply contracts in recent years have not satisfied the needs of utility customers, meaning that there is good reason to expect sustained utility procurement directed at incentivizing new projects to meet long-term demand needs.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

Continuing Operations:
Total revenues	$4,918	$4,023	$1,855
Exploration expenses	$(17,191)	$(11,973)	$(9,564)
Evaluation expenses	$(48,242)	$(33,991)	$(18,622)
Operating expenses	$(5,660)	$(4,815)	$(3,898)
Other (loss) income	$24,385	$(31,249)	$136,472
Finance (loss) income	$(159,581)	$2,658	$(1,062)
Net (loss) income	$(217,288)	$(91,590)	$89,364
Adjusted net (loss) earnings(1)	$(69,081)	$(91,590)	$89,364
Basic (loss) earnings per share	$(0.24)	$(0.10)	$0.11
Diluted (loss) earnings per share	$(0.24)	$(0.10)	$0.10
Adjusted basic (loss) earnings per share(1)	$(0.08)	$(0.10)	$0.11
Adjusted diluted (loss) earnings per share(1)	$(0.08)	$(0.10)	$0.10

Discontinued Operations:
Net income	$—	$471	$1,011
Basic and diluted earnings per share	$—	$—	$—

(in thousands)	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023

Financial Position:
Cash and cash equivalents	$465,918	$108,518	$131,054
Working capital(2)	$512,629	$94,334	$135,130
Investments in uranium	$190,276	$231,088	$276,815
Property, plant and equipment	$316,926	$259,661	$254,946
Total assets	$1,106,074	$663,613	$726,603
Total long-term liabilities(3)	$685,583	$65,400	$66,873

Notes:

(1)	Earnings and earnings per share have been adjusted to exclude the fair value movements on the embedded conversion and redemption features in the Convertible Notes as well as the fair value movements on the Capped Call Options. Both the Convertible Notes and the Capped Call options were issued/acquired in the third quarter of 2025. The adjustment to the 2025 net loss for these items is $148,207,000. The unrealized fair value movements on the embedded conversion and redemption features in the Convertible Notes are primarily driven by changes in the Company’s share price; however, such changes in the share price do not necessarily result in any additional cash or share consideration being owed upon settlement beyond the total of (i) the face value of the Convertible Notes and (ii) the proceeds from the exercise of the Capped Call options. Due to the addition of the Capped Calls, the effective amount owed upon settlement of the Convertible Notes will not increase until the Company’s share price exceeds US$4.32 (a 100% increase in the share price from the date of the pricing of the transaction).
(2)	Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital as at December 31, 2025, excludes $4,517,000 from the current portion of deferred revenue (December 31, 2024 – $4,501,000).
(3)	Predominantly comprised of the Convertible Notes (including the fair value of the Embedded Derivatives, the non-current portion of deferred revenue, and non-current reclamation obligations. The Convertible Notes have a face value of US$345,000,000. Had the Convertible Notes matured at December 31, 2025, the settlement amount would have been US$345,000,000 ($473,511,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2025	2025	2025	2025
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$1,222	$1,045	$1,276	$1,375
Net (loss) earnings	$(51,287)	$(134,965)	$12,498	$(43,534)
Adjusted net (loss) earnings(1)	$(29,791)	$(8,254)	$12,498	$(43,534)
Basic and diluted (loss) earnings per share	$(0.06)	$(0.15)	$0.01	$(0.05)
Adjusted basic and diluted (loss) earnings per share(1)	$(0.03)	$(0.01)	$0.01	$(0.05)

Discontinued Operations:
Net earnings	$—	$—	$—	$—
Basic and diluted earnings per share	$—	$—	$—	$—

	2024	2024	2024	2024
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$1,170	$695	$1,326	$832
Net (loss) earnings	$(29,502)	$(25,767)	$(16,441)	$(19,880)
Adjusted net (loss) earnings(1)	$(29,502)	$(25,767)	$(16,441)	$(19,880)
Basic and diluted (loss) earnings per share	$(0.03)	$(0.03)	$(0.02)	$(0.02)
Adjusted basic and diluted (loss) earnings per share(1)	$(0.03)	$(0.03)	$(0.02)	$(0.02)

Discontinued Operations:
Net (loss) earnings	$—	$—	$471	$—
Basic and diluted (loss) earnings per share	$—	$—	$0.00	$—

Notes:

(1)

Earnings and earnings per share have been adjusted to exclude the fair value movements on the embedded conversion and redemption features in the Convertible Notes as well as the fair value movements on the Capped Call Options. Both the Convertible Notes and the Capped Call options were issued/acquired in the third quarter of 2025. The unrealized fair value movements on the embedded conversion and redemption features in the Convertible Notes are primarily driven by changes in the Company’s share price; however, such changes in the share price do not necessarily result in any additional cash or share consideration being owed upon settlement beyond the total of (i) the face value of the Convertible Notes and (ii) the proceeds from the exercise of the Capped Call options. Due to the addition of the Capped Calls, the effective amount owed upon settlement of the Convertible Notes will not increase until the Company’s share price exceeds US$4.32 (a 100% increase in the share price from the date of the pricing of the transaction).

Significant items causing variations in quarterly results

●	The Company’s revenues include a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF OPERATIONS below for further details.
●	Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●	Evaluation expenses have been increasing over the past eight quarters as the Company advanced towards an FID for Phoenix.
●	Other income and expense fluctuate due to changes in the fair value of the Company’s investment in equity instruments, convertible debenture investment, and physical uranium, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments and Convertible Notes are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. Additionally, fair value adjustments of the Company’s Convertible Notes issued in the third quarter of 2025 add volatility to other income and expenses. See OTHER INCOME below for more details.
●	The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada (77.5%) and Denison (22.5%).

In February 2017, Denison closed an arrangement with Ecora Resources PLC (“Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement”) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (“CLJV”) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the year ended December 31, 2025, the McClean Lake mill processed 19.1 million pounds U3O8 for the CLJV (December 31, 2024 – 16.9 million pounds U3O8) and Denison recorded toll milling revenue of $4,918,000 (December 31, 2024 – $4,023,000). The increase in toll milling revenue during the year ended December 31, 2025, as compared to the prior year, is primarily due to the increase in production in the current year. During the year ended December 31, 2025, the Company also recorded accounting accretion expense of $2,835,000 on the toll milling deferred revenue balance (December 31, 2024 – $3,058,000).

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the year ended December 31, 2025 were $5,660,000 (December 31, 2024 – $4,815,000).

Included in operating expenses for the year ended December 31, 2025 is depreciation expense relating to the McClean Lake mill of $3,006,000 (December 31, 2024 – $2,576,000), as a result of processing 19.1 million pounds U3O8 for the CLJV in the applicable periods (December 31, 2024 – 16.9 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $1,200,000 (December 31, 2024 – $1,346,000) and development costs of the MLJV and other operating costs of $892,000 (December 31, 2024 – $305,000).

In 2024, the MLJV began construction to prepare McClean Lake for SABRE mining, including the completion of access holes for eight SABRE mining cavities planned for extraction in 2025. In July 2025, the MLJV announced that active mining had commenced at McClean Lake, and the site achieved commercial production.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table provides a financial and operational review of the McClean Lake SABRE mining activities.

MLJV operational results for the year ended December 31, 2025
	Units	100% Basis	Denison’s 22.5% Share
Ore Mined	Tonnes	4,392	988
Average grade	% U3O8	8.0	8.0
Stockpiled production	lbs U3O8	116,468	26,205
Millfeed	lbs U3O8	654,391	147,238
Finished Goods	lbs U3O8	648,558	145,926

MLJV financial results for the year ended December 31, 2025
Denison’s 22.5% Share
Opening Inventory	$—
Mining operating cash costs	$4,239,000
Milling operating cash costs	$1,840,000
Total operating cash costs absorbed to inventory	$6,079,000
Total non-cash costs absorbed to inventory	$1,921,000
Cost of goods sold	$—
Closing Inventory (including stockpile, ore-in-circuit, and uranium concentrates)	$8,000,000

No sales were made during 2025. The average cash operating cost of finished goods produced is approximately $36 per pound U3O8 (approximately US$26 per pound U3O8).

MINERAL PROPERTY EVALUATION

During the year ended December 31, 2025, Denison’s share of evaluation expenditures was $48,242,000 (December 31, 2024 – $33,991,000). The increase in evaluation expenditures, compared to the prior period, was primarily due to the continuation and acceleration of project engineering activities associated with the Phoenix detailed design engineering phase, delineation drilling and field test preparations at Waterbury plus advancement of efforts in support of a potential future PFS, completion of a PEA at Midwest, as well as an increase in staffing levels to support the advancement of the Company’s various evaluation projects.

The following table summarizes the evaluation activities completed during the year ended December 31, 2025.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities

Wheeler River	95%(1)

Engineering, detailed design, metallurgical testing, Feasibility Field Test (“FFT”) monitoring, 2025 Gryphon field program activities, 2025 Phoenix field activities, environmental, regulator and sustainability activities.

Waterbury Lake	70.55%(2)	2025 field activities, including evaluation drilling program and hydrogeological drilling program.

Midwest	25.17%(2)	2025 field programs and completion of a PEA for Midwest Main deposit.

Kindersley Lithium Project (“KLP”)	30%(3)	Progression of a PFS for the KLP.

Notes

(1)	The Company’s effective ownership interest as at December 31, 2025, including the indirect 5% ownership interest held through JCU.
(2)	Denison’s ownership position as at December 31, 2025.
(3)

Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at December 31, 2025, Denison has not yet vested an ownership interest in the project; however, it has incurred expenditures that would entitle it to vest a 30% interest in the KLP if it elected to cease to fund further project expenditures towards the earn-in arrangement.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Uranium Project

The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. At December 31, 2025, the WRJV is owned by the Company (90%) and JCU (10%), and Denison owns 50% of the shares of JCU.

In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS, which became an Approved Development Program (“ADP”) under the WRJV Agreement, providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS.

Significant regulatory, engineering, and construction planning progress was made throughout 2025, which has positioned Phoenix in a construction-ready state. Additionally, based on substantial completion of project engineering and execution of significant procurement activities since 2023, the Company provided an updated initial capital cost estimate for the Project in January 2026.

In February 2026, following receipt of the final regulatory approvals required to commence construction of Phoenix, Denison made its FID and announced the planned start of site preparation and construction activities in March 2026. Based on an estimated 2-year construction timeline, first production from Phoenix is expected in mid-2028.

Phoenix Construction Readiness Highlights

Receipt of federal and provincial regulatory approvals: In August 2025, the EA received Ministerial approval under The Environmental Assessment Act (Saskatchewan); in December 2025, the two-part federal Commission public hearing, considering Denison’s application for the approval of the EA and the Construction Licence, was concluded, and the Company received authorization from the Province of Saskatchewan to conduct certain activities associated with the initial earthworks for the Project, including vegetation removal and site drainage works; and in February 2026, the CNSC released the Commission’s decision to approve the EA and issue the Construction License.

FID approved by the Board: With receipt of the regulatory approvals required to commence construction, the Company made its FID to proceed with the construction of Phoenix mine. Site preparation and construction activities are planned to commence in March 2026. If construction commences by the end of Q1’2026, the Project timeline is expected to remain on track for targeted first production by mid-2028.

Substantial completion of project engineering: Detailed design engineering for the Project is substantially complete with approximately 87% total engineering complete at December 31, 2025, and 92% of primary engineering deliverables issued for construction. The remaining engineering, related to the latter phases of project construction, are forecasted to be completed by mid-2026.

Construction contracts nearing completion: Following procurement efforts which advanced throughout 2025, contracts for key construction scopes are nearing completion and are expected to be finalized in early 2026. Approximately 75% of equipment and materials costs are supported by committed contracts or bid evaluations in progress, and approximately 50% of construction costs are supported by bids under evaluation or in final contract negotiation.

Shipment of long lead items on schedule: Expected shipment dates for all key long lead items are on schedule, including electrical distribution infrastructure consisting of main site transformer, substation high voltage equipment, switchgear, and substation e-house.

Phoenix Initial Capital Cost Update

As a result of significant progress with long-lead procurement and the advanced stage of negotiation on several key construction work packages, a Class 2 post-FID capital cost estimate has been prepared to set a project construction cost control budget for Phoenix (the “Updated Capex”). This updates the Class 3 cost estimate (based on 2022 costing) reported in the 2023 Phoenix FS. The Project is now in a construction ready state and no adjustments to the Updated Capex are expected prior to commencement of construction.

After accounting for increases in inflation, cost increases, and project refinements, the Company now estimates the total post-FID initial capital estimate for the Project to be approximately $600 million at a Class 2 cost estimate level of precision. Updated initial capital costs have increased by 20% relative to the 2023 Phoenix FS once adjusted for inflation (see table below). The updated capital cost estimate includes $65 million in contingency funds and owners’ reserves, which represents approximately 12.5% of direct and indirect Project costs.

MANAGEMENT’S DISCUSSION & ANALYSIS

A notable refinement to the 2023 Phoenix FS is the planned installation of large diameter wells throughout the Phase 1 mining area to enable each well to act as an injection or recovery well. The 2023 Phoenix FS was based on approximately half of the wells in Phase 1 being large diameter and the other half being smaller diameter wells for injection only. While this modification increases initial capital costs, it is expected to improve the operational flexibility of the wellfield, optimize rates of recoveries, and support achievement of the 2023 Phoenix FS production targets.

Phoenix Initial Capital Cost Estimate (100% basis)

		2023 Phoenix	Updated Capex
	2023 Phoenix FS(1)	FS Inflated(2)	Estimate	Variance from 2023
	(2022 Dollars)	(2026 Dollars)	(2026 Dollars)	Phoenix FS Inflated

Post-FID Initial Capital	$419.4 million	$500.5 million	$600.0 million	20%

Notes

(1)	Based on the 2023 Phoenix FS.
(2)	Inflation based on Statistics Canada Building Construction Price Increase for Industrial Buildings (Q4 2022 to Q3 2025) plus estimated additional 2% inflation for 2026.

The Updated Capex excludes $100 million in expenditures then estimated to be incurred pre-FID, which compares to $67.4 million in pre-FID expenditures estimated in the 2023 Phoenix FS.

When compared to the 2023 Phoenix FS, using the same basis to determine the base-case uranium sales price for the Project (UxC’s “Composite Midpoint” spot price scenario, using constant dollars), the projected base-case adjusted after-tax NPV for the Project remains effectively the same, as the increase in initial post-FID capital costs is offset by a modest improvement in the uranium price assumptions since mid-2023. After incorporating the Updated Capex, Phoenix continues to be projected to produce robust economic results across all economic measures (see table below), including a base-case adjusted after-tax NPV to Initial Capital Cost factor of 2.6 to 1, and a high internal rate of return (“IRR”).

Phoenix Initial Capital Cost Estimate Comparison (100% basis)

	2023 Phoenix FS(1)	Updated Capex Estimate(2)
	(2022 Dollars)	(2026 Dollars)

Post-FID Initial Capital	$419.4 million	$600.0 million
Base Case Uranium Price(3)	UxC Comp. Midpoint Q2 2023 (US$66.53/lb - US$70.11/lb)	UxC Comp. Midpoint Q4 2025 (US$68.89/lb - US$78.36/lb)
Post-Tax Payback Period(4)	~10 months	~12 months
Post-Tax NPV8%(5)	$1.56 billion	$1.57 billion
Post-Tax NPV8%(5) to Initial Capex Factor	3.7	2.6
Post-Tax IRR(5)	90%	73%

Notes:

(1)	Based on the 2023 Phoenix FS.
(2)

Estimated project economics reflect Updated Capex and revised base case uranium price, as described herein. All other costs and production estimates are consistent with the 2023 Phoenix FS and are shown from the point in time in which an FID is made and excludes pre-FID expenditures.

(3)	UxC forecast is based on “Composite Midpoint” constant dollar scenario from UxC’s Q2 2023 and Q4 2025 Uranium Market Outlook (“UMO”), as outlined above.
(4)	Payback period is stated as number of months to payback post-FID initial capital expenditures from the start of uranium production.
(5)

Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario in the 2023 Phoenix FS, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation.

There are no material changes to the technical information included in the 2023 Phoenix FS, and Denison continues to expect the estimated construction timeline, annual rates of uranium production, operating costs, sustaining capital costs and reclamation costs to be largely consistent with the 2023 Phoenix FS. Accordingly, Denison is not, at this time, providing any updates to the Phoenix operating cost or other estimates in the Wheeler Technical Report (defined below); however, it may do so in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

Based on the Updated Capex, the Project’s sensitivity to the uranium price has been updated. Since the 2023 Phoenix FS, expected uranium spot prices have increased slightly, whereas long-term uranium prices, which are intended to represent the pricing for base-escalated long-term contracts in today’s dollars, have increased over 50% to US$86.00 per pound U3O8 compared to US$56.00 per pound U3O8 at the time of announcing the Phoenix FS.

Phoenix Project Economics Sensitivity with Updated Capex(1) (100% basis)
Uranium Price (US$/lb U3O8)	Post-Tax Payback Period(4,5)	Post-Tax NPV8%(5)	Post-Tax IRR(5)
Base Case(2) (US$68.89 -$78.36)	~12 months	$1.57 billion	73%
US$86.00(3)	~11 months	$1.94 billion	82%
US$100.00	~10 months	$2.35 billion	94%
US$150.00	~7 months	$3.78 billion	128%

Notes:

(1)

Estimated project economics reflect Updated Capex, as described herein. All other costs and production estimates are consistent with the 2023 Phoenix FS and economic results are shown from the point in time in which a FID is made and thus excludes pre-FID expenditures. Denison assumes FID occurs at the end of February 2026.

(2)

The Phoenix FS used a base case uranium selling price derived from UxC based on “Composite Midpoint” constant dollar scenario from UxC’s Q2’2023 UMO. The equivalent base case price scenario is derived from the Q4’2025 UMO.

(3)	Long-Term pricing of US$86.00 per pound U3O8 is based on UxC’s month-end term price estimate as of December 31, 2025.
(4)	Payback period is stated as number of months to payback post-FID initial capital expenditures from the start of uranium production.
(5)

Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario in the 2023 Phoenix FS, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation.

All amounts are stated in Canadian dollars unless otherwise noted and computed using the same foreign exchange rate assumptions as used in the 2023 Phoenix FS (i.e. a US dollar to Canadian dollar exchange rate of 1.35).

Summary of Key Phoenix Operational Parameters (100% basis)(1)
Mine life	10 years
Proven & Probable reserves(2)	56.7 million pounds U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(3)	41.9 million pounds U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million pounds U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(4)	$600.0 million
Average cash operating costs	$8.51 (US$6.28) per pound U3O8
All-in cost(5)	$24.92 (US$18.41) per pound U3O8

Notes

(1)	Based on the Phoenix FS, as updated for the capital cost update. See Denison press release dated January 2, 2026.
(2)	See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(3)	The first five years is determined by reference to the 60-month period that commences at the start of operations.
(4)	Initial capital costs exclude $100.0 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made. See Denison press release dated January 2, 2026.
(5)	All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The Gryphon Update is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence. No cost update has been made for Gryphon since the Wheeler Technical Report.

MANAGEMENT’S DISCUSSION & ANALYSIS

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it can leverage existing infrastructure to provide an additional source of low-cost production.

Summary of Gryphon Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%
Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months
Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months

Notes

(1)	Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)	Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)	NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)	Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)	Payback period is stated as number of months to payback from the start of uranium production.
(6)	There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8

Notes

(1)	See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)	Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)	All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

At December 31, 2025, the WRJV is owned by the Company (90%) and JCU (10%). In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS, which became an ADP under the WRJV Agreement, providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS.

At the October 2024 WRJV Management Committee meeting, JCU abstained from voting on the Phoenix FS and ADP. In accordance with the terms of the WRJV agreement, non-support of the Phoenix FS and ADP by a participant means that such participant is no longer liable for its cost share of WRJV expenditures. As a result of JCU’s non-support through abstention, Denison has funded 100% of the project expenditures from the date of the October 2024 WRJV Management Committee meeting. The WRJV Agreement further requires that a participant who does not support an ADP must sell or transfer their interest in the project. The sale or transfer for JCU’s participating interest in the WRJV has not yet occurred and UEX Corporation (“UEX”), as operator of JCU, has notified Denison that it does not agree that JCU’s abstention should be taken as non-support for the ADP.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the technical report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (“Wheeler Technical Report”) and the update to estimated Phoenix initial capital costs was disclosed by press release dated January 2, 2026. A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Program

During the year ended December 31, 2025, Denison’s share of evaluation costs at Wheeler River was $38,667,000 (December 31, 2024 – $28,242,000). Evaluation efforts during the year consisted of (1) detailed design engineering for Phoenix, (2) advancement of long-lead procurement activities for Phoenix, (3) construction planning for Phoenix, (4) metallurgical testing for Phoenix and Gryphon, as well as (5) field programs for both Phoenix and Gryphon.

Detailed Design Engineering

The detailed design engineering phase includes work related to the Phoenix process plant, freeze plant, electrical substation & distribution, integration of wellfield surface facilities, ponds/pads, site earthworks (including the access road to site), air strip and road design, civil piping (including firewater), overall site layout with modular building design and integration.

Detailed design engineering for the Project is substantially complete with approximately 87% total engineering completed at end of 2025, and 92% of primary engineering deliverables issued for construction. The remaining engineering, related to the latter phases of project construction, is forecasted to be completed by mid-year 2026.

Construction plans continue to estimate an approximate 2-year timeline for construction, with the first year of construction focused on civil works to prepare the site, establishment of key electrical infrastructure, installation and commissioning of freeze wells, and completion of key concrete slabs and enclosure of the main process plant building. A summary of estimated completion of total engineering for work expected in Year 1 of construction is shown below:

Estimated Total
Description of work package for construction work expected in Year 1	Engineering
Completed
Civil – Ground clearing	100%
Civil – Wellfield & runoff pond, substation, camp, roads	100%
Civil – Process ponds and landfills	100%
Civil - Airstrip and airport road installation	100%
Electrical – Main substation & e-house installation	95%
Freeze Plant – Freeze plant, e-house and freeze pipe installation	90%
Freeze Wells – Supply and installation	95%
Concrete Batch Plant – Supply and operation for main process plant and freeze plant area	85%
Process Plant – Pre-engineered building	80%
Permanent Camp – Engineering design	90%
Buried Utilities – Electrical and instrumentation	95%
Telecommunication & Internet – Installation and operation	80%

Generally, the work packages completed to date have confirmed the FS design with no major deviations from plans made in prior engineering studies. Principal detailed engineering deliverables are substantially complete including design criteria, specifications, general arrangements, equipment lists, data sheets, P&ID’s, block diagrams, and control narratives. All civil drawings have reached the Issued for Construction (“IFC”) milestones with principal engineering deliverables substantially completed and ready for construction activities to commence.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following 3D model illustrates the mining and processing infrastructure for Wheeler.

Procurement Advancement

Procurement efforts related to Phoenix continue to progress with a total of 89 procurement packages currently assessed as required for the project. As at December 31, 2025, 42 packages have been awarded and procurement activities are in progress for a further 32 packages. Awarded packages associated with long lead electrical equipment such as the substation transformer, high voltage sub-station yard equipment, electrical switch gear, E-house electrical buildings and diesel power generators have been secured to align with anticipated construction timelines. Larger process equipment, including control systems, drum filling station, process thickeners, sand filters and centrifuges, have also been purchased. Request for proposal packages (“RFP”) have been issued for 23 construction services packages for early and critical works and packages related to early site works are in final negotiations.

The Company incurred $26,801,000 in expenditures on long-lead procurement items during 2025 on a 100% a basis A further $60,346,000 has been committed for capital purchases as at December 31, 2025. These capital items are expected to be received over the next 3 to 24 months and represent a portion of the initial capital cost of the project.

Construction Planning

In 2024, third-party construction management support was onboarded to facilitate construction planning and the development of core construction documentation to guide the safe execution of project work and to meet regulatory requirements.

Early construction planning activities, including engagement with key northern business partners, continue to progress and construction execution schedules and construction methodologies have been developed for each key scope of work, allowing major contract tendering to progress.

Early in 2026, Wood was awarded the CM Contract to oversee the building of the Phoenix mine. The CM Contract currently contemplates procurement and construction management scopes, whereby Wood will be responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards. Such services will be provided by Wood in close consultation with Denison, with members of Wood’s team and Denison’s team holding complementary roles in an integrated project management team.

MANAGEMENT’S DISCUSSION & ANALYSIS

Metallurgical Testing

Phoenix

During 2025, a metallurgical test program was performed at the Saskatchewan Research Council Laboratories (“SRC”) in Saskatoon, including a hybrid core leach test which is expected to provide information on leach progression during mining operations at the Phoenix deposit, and process circuit testing to optimize performance. Additionally, the Company is evaluating opportunities to increase the efficiency of the effluent treatment process and consolidation of stored gypsum precipitate produced during effluent treatment.

Gryphon

During 2025, Gryphon metallurgical testing commenced using core samples collected during the Gryphon delineation drill program that was completed during the first half of 2025. Preliminary metallurgical programs focused on testing various process circuits in order to assess the downstream processing requirements of Gryphon ore. The metallurgical program is expected to continue in 2026.

Field Program

Phoenix

During the year ended December 31, 2025, the Company completed field programs designed to fulfil certain pre-construction EA commitments, including drilling additional groundwater wells, to allow for the collection of additional hydrogeologic and geochemical datasets, and grouting previously utilized exploration boreholes. The grouting program was fully completed during the year and the groundwater well drilling was substantially complete at 66%.

During 2025, the Company also completed ongoing compliance activities related to the Wheeler River site, including routine daily and monthly checks of the FFT site in accordance with Denison’s Pollutant Control Facility Permit and Nuclear Substance License.

Gryphon

In addition to resource delineation efforts described in the Exploration section, supplemental field work was completed in 2025 with the focus on de-risking the project. The field data collected during the 2025 field programs is expected to be used in engineering trade-off studies intended to support a future decision to proceed to a feasibility study.

Environmental and Sustainability Activities

Environmental Assessment and Licensing Activities

In December 2024, following a two-year regulatory review process, the EIS for Phoenix was accepted by CNSC staff. During the fourth quarter of 2024, the Company also received notice of technical sufficiency from Commission staff, indicating that it had fulfilled the application requirements for the Construction Licence.

In February 2025, the Commission Registrar set the schedule for the Commission Hearing for Wheeler River EA and License approvals. Part one of the Hearing occurred on October 8, 2025, in Gatineau Quebec. The final part of the Hearing occurred during the week of December 8, 2025 in Saskatoon, Saskatchewan, at which intervenors were given an opportunity to present their position on the Project. On February 19, 2026, the CNSC announced the Commission’s decision to approve the EA and Construction Licence.

The final Provincial EIS for Phoenix was submitted to the Saskatchewan Ministry of Environment (“SKMOE”) in October 2024 and the public and Indigenous review period closed in early December 2024. In July 2025, Denison received Ministerial approval under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Wheeler River Uranium Project. Denison acknowledges that this Ministerial approval is the subject of a judicial review application, filed by Peter Ballantyne Cree Nation (“PBCN”) on October 28, 2025, which asserts that the Government of Saskatchewan breached its duty to consult with PBCN. Denison denies the claims made in the application. Denison values Indigenous knowledge and insight, and has and will continue to directly engage with PBCN with respect to the Project.

In December 2025, Denison received Approval to Construct a Pollutant Control Facility under The Environmental Management and Protection Act, 2010 (Saskatchewan). This provincial approval allows for initial construction including clearing, grubbing and earth and drainage works. Provincial approvals for the remainder of construction activities is anticipated in the first quarter of 2026, in alignment with the proposed construction schedule.

The Company now has all regulatory approvals required to commence site preparation and construction activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

Community Engagement Activities

As part of ongoing engagement activities, 2025 community engagement activities included in-community meetings with residents and leadership, regular updates to all Interested Parties, and sharing of information about the December Commission Hearing. Denison continues to work closely with the Indigenous and non-Indigenous communities of English River First Nation, Kineepik Métis Local #9, the Northern Village of Pinehouse, the Northern Village of Ile a la Crosse, the Northern Village of Beauval, the Northern Hamlet of Cole Bay and the Northern Hamlet of Jans Bay, each of whom has provided their consent and support to the Project, to ensure leadership and residents have access to current information related to Wheeler River.

In December 2025, Denison announced it has signed two consent-based impact benefit-type agreements: (1) the Nuhenéné Benefit Agreement with Ya’thi Néné Lands and Resources along with the three First Nations of Fond du Lac, Black Lake and Hatchet Lake, as well as the four municipalities of Uranium City, Stony Rapids, Camsell Portage and Wollaston lake; and (2) the Impact Benefit Agreement with the Métis Nation – Saskatchewan, along with MN-S Northern Region 1, MN-S Northern Region 3, and 13 Métis Locals.

Considering all previously signed IBA’s, Denison has secured consent and support for the Project from five municipalities and 24 Indigenous nations or organizations. This resulted in a significant public demonstration of support through oral and written interventions at the second part of the Commission Hearing in December 2025.

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for Waterbury, which evaluated the potential use of the ISR mining method at the THT deposit. Subsequent to the release of the PEA, Denison has conducted multiple field programs designed to build on the results of the PEA, including the first project-specific ISR field program in 2023, consisting of the installation of the first ISR test wells at THT, the completion of pump and injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, geological logging, as well as an ion tracer test. The test program results validated the amenability of the deposit to ISR mining. This initial program was followed up in 2024 by metallurgical test work with core retrieved during the 2023 field program, and additional pump and injection tests from the ISR test wells installed in 2023 to validate year-over-year hydrogeological test results, as well as the collection of key components of environmental baseline data.

During the year ended December 31, 2025, a 17-hole evaluation drilling program was completed at the THT East Pod, to test for additional high-grade mineralization and collect geological data. Metallurgical samples collected during the program were selected for additional ISR-focused test work. Results of the program have been received and are currently being incorporated into metallurgical test programs at the SRC facilities in Saskatoon, with results expected in the second half of 2026.

Additionally, a 9-hole drill program was completed at the THT West Pod, which focused on an assessment of hydrogeological characteristics. The program included the installation of 5 pump/injection wells, 3 monitoring wells and one recharge well. The wells are expected to be used for a potential future field test program to advance ISR-related technical assessments.

Significant progress has been made towards the data collection and analysis necessary to update the 2020 PEA to a PFS level of confidence; however, the study has yet to be finalized and remains subject to ongoing review.

Midwest

The MWJV is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s Waterbury Lake project. The Midwest and Waterbury deposits are all located near existing uranium mining and milling infrastructure, including provincial highways, power lines, and Denison’s 22.5% owned McClean Lake mill.

A Concept Study evaluating the potential application of the ISR mining method at Midwest was issued to the MWJV in early 2023. In 2024, an inaugural ISR field test program was undertaken at Midwest and successfully confirmed that the deposit’s hydraulic conductivity (permeability) was sufficient for ISR mining, demonstrated the effectiveness of permeability enhancement techniques, and allowed for the collection of core samples which were used to commence metallurgical test work.

During the second quarter of 2025, the Company completed a second ISR field test program at the Midwest Main deposit. The 2025 program involved the installation of a multi-well test pattern to facilitate additional hydrogeological test work as well as the deployment of certain permeability enhancement tools. The program successfully achieved its objectives: the installation of pump, injection and monitoring wells and the successful completion of a tracer test which further verified the connectivity of the formation and desired flow rates for the potential application of the ISR mining methodology.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally, during the year ended December 31, 2025, core and column leach testing continued on key hydrogeological units of the Midwest main deposit at SRC, with a focus on lixiviant requirements and recovery curve generation.

The results from the 2024 and 2025 field programs and technical studies informed the recently released PEA evaluating the merit of deploying ISR mining at the Midwest Main deposit, which indicate that the ISR mining method has the potential to be a technically sound and economically robust means to extract significant uranium production from the high-grade Midwest Main deposit with low initial capital costs, a high rate of return, and rapid payback.

Kindersley Lithium Project

In January 2024, Denison entered into an agreement with Grounded Lithium Corp. (“Grounded Lithium”) with respect to the KLP in Saskatchewan. The agreement includes a series of earn-in options, with the exercise of each earn-in option by way of a combination of cash payment to Grounded Lithium and completion of required work expenditures to advance the KLP.

In 2024, Denison commenced a $4.5 million technical de-risking program. The program is expected to support the completion of a potential future PFS. During 2024, program work included: (1) the collection of formation specific field information, including the flow and concentration of various horizons of the Duperow formation, as well as collection of fresh brine for lab-based test work; (2) comprehensive lab-scale metallurgical testing on available direct lithium extract (“DLE”) technology and downstream processes; (3) the development of a process simulation model for lithium processing; and (4) the commencement of technical assessments required for the completion of a potential future PFS.

During the year ended December 31, 2025, the Company continued to progress the evaluation of DLE technologies in parallel with advancement of engineering design initiatives and capital cost estimates expected to support the completion of a potential future PFS.

MINERAL PROPERTY EXPLORATION

During the year ended December 31, 2025, Denison’s share of exploration expenditures was $17,191,000 (December 31, 2024 – $11,973,000). The increase in exploration expenditures compared to the prior year period is primarily due to an increase in winter and summer exploration activities, including a large exploration drilling program at the Gryphon deposit at Wheeler River.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2025 exploration activities to the end of December 31, 2025. For exploration expenditures reported in this MD&A, all amounts are reported for the year ended December 31, 2025.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	—	Geophysical Survey
CLK	80.00%(2)	—	Geophysical Survey
Hatchet Lake	56.12%(3)	2,400 (10 holes)	—
Hook Carter	80%(4)	—	Geophysical Survey
Johnston Lake	100.00%	—	Geophysical Survey
McClean Lake	22.5%	6,447 (24 holes)	—
Moon Lake South	75.00%(5)	—	Geophysical Survey
Murphy Lake North	30.00%(6)	5,062 (12 holes)	—
Murphy Lake South	80.00%(2)	2,695 (7 holes)	Geophysical Survey
Wheeler River	95.00%(7)	18,660 (24 holes)	Geophysical Survey
Waterbury	70.55%(8)	4,642 (15 holes)	Geophysical Survey
Waterfound	24.68%(9)	11,153 (19 holes)	Geophysical Survey
Wolly	27.73%(10)	3,987 (15 holes)	—
Wolverine	80.00%(2)	—	Geochemical Survey
Total		55,046 (126 holes)

Notes

(1)	The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)

Denison’s effective ownership interest as at December 31, 2025. In 2024, Foremost Clean Energy Ltd. (“Foremost”) satisfied the conditions of the first phase of its earn-in under an option agreement (“Foremost Earn-In”), pursuant to which Foremost has the current right to exercise its option to earn a 20% interest in these projects, reducing Denison’s ownership interest to 80%.

(3)

Denison’s effective ownership interest as at December 31, 2025. In 2024, Foremost satisfied the conditions of the first phase of the Foremost Earn-In, pursuant to which Foremost has the current right to exercise its option to earn 14.03%, reducing Denison’s ownership interest to 56.12%.

(4)	Denison’s effective ownership interest as at December 31, 2025.The remaining interest is owned by Greenridge Exploration Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS

(5)	Denison’s effective ownership interest as at December 31, 2025.The remaining interest is owned by CanAlaska Uranium Ltd.
(6)	Denison’s effective ownership interest as at December 31, 2025. The remaining interest was acquired by Cosa Resources Corp. in January 2025.
(7)	Denison’s effective ownership interest as at December 31, 2025, including an indirect 5.0% ownership interest held through JCU.
(8)	Denison’s effective ownership interest as at December 31, 2025. The remaining interest is owned by Korea Waterbury Uranium Limited Partnership.
(9)

Denison’s effective ownership interest as at December 31, 2025, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU. The remaining interest is owned by Orano Canada.

(10)

Denison’s effective ownership interest as at December 31, 2025, including an indirect 6.39% ownership interest held through Denison’s 50% ownership of JCU. The remaining interest is owned by Orano Canada.

The Company’s land position in the Athabasca Basin, as of December 31, 2025, consists of 457,321 hectares (256 claims), as illustrated in the figure below. The increase in the fourth quarter is primarily related to the transaction with Skyharbour, which resulted in the Company acquiring an interest in the Wheeler North, Wheeler Inlier, Getty East and Russell Lake claims that were formerly known as Skyharbour’s Russell Lake property. The land position reported by the Company excludes the land positions held by JCU.

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the year ended December 31, 2025 was $8,376,000 (December 31, 2024 - $2,481,000).

The 2025 Wheeler River winter exploration drilling program, which was initiated in mid-January and completed in April, was focused on the Gryphon deposit, where 12,533 metres were drilled in 17 holes.

MANAGEMENT’S DISCUSSION & ANALYSIS

The drill hole locations from the winter 2025 are illustrated in the figure below.

The Gryphon drilling program was designed to refine and improve confidence in the estimated mineral resources, and collect critical geotechnical, hydrological, and metallurgical data that may be used to support future project evaluation studies.

Gryphon is comprised of 24 primarily basement-hosted stacked lenses referred to as the A-series, B-series, C-series, D-series and E-series lenses, which are interpreted to be stacked to form a zone of mineralization measuring approximately 280 metres long by 113 metres wide, with each lens having variable thicknesses and generally plunging to the northeast and dipping to the southeast. Four high-grade domains have been established within the A1 and D1 lenses. The A1 high-grade domain represents 40% of the total indicated mineral resources estimated for the deposit; whereas the combination of the three D1 high-grade domains represent approximately 10% of the total indicated mineral resources.

The A1 lens was the primary focus of the drill program as its high-grade and low-grade domains contain approximately 50% of the estimated indicated mineral resource for Gryphon. Several drill holes intersected the A1 high-grade domain and established additional continuity within the A-series lenses.

The B and C series lenses are located below the A series within the center of the deposit and were also intersected as part of the 2025 delineation program. Together the B and C series lenses account for approximately 20% of the total estimated indicated mineral resources.

MANAGEMENT’S DISCUSSION & ANALYSIS

Several drill holes encountered significant results, demonstrating the high-grade nature of Gryphon, including the following results from WR-831D1D2, which tested the primary lenses and returned the best mineralized intercepts from the delineation program:

Drill hole intercepts by lens for WR-831D1D2(1)
Lens	From (m)	To (m)	Length (m)(6)	%eU3O8(2)
A4(3)	655.6	657.3	1.7	0.87
A3(3)	664.9	667.3	2.4	0.20
A2(3)	682.5	684.3	1.8	0.76
A1(3)	689.3	700.3	11.0	1.76
(includes)(4)	692.6	694.4	1.8	3.85
(includes)(4)	695.3	697.2	1.9	5.28
B1(3)	701.2	708.0	6.8	0.13
B2(3)	713.0	717.4	4.4	0.14
B3(3)	721.0	735.5	14.5	2.13
(includes)(4)	723.9	725.7	1.8	6.38
(includes)(4)	727.1	727.6	0.5	2.60
(includes)(4)	731.5	734.0	2.5	6.16
B3 (continued)(3)	737.5	743.8	6.3	0.91
(includes)(4)	740.1	740.7	0.6	3.42

Notes

(1)	Drill hole orientation (azimuth/dip) 295.8o/-77.0[o].
(2)	eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections have been sampled for chemical U3O8 assay.
(3)	Intersection interval is composited above a cut-off grade of 0.05% eU3O8.
(4)	Intersection interval is composited above a cut-off grade of 2.0% eU3O8.
(5)	Intersections with less than 0.5 GT were left out of the table to simplify the results.
(6)

As most of the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 85% of the intersection lengths.

Overall, the delineation program confirmed the current geological interpretation of the deposit and supported the grade-thickness (GT) assumptions in the resource block model.

In addition to testing the A1 lens, the D series lenses were also targeted for potential mineral resource expansion in 2025 given their high-grade, structurally controlled nature, and that previous drilling left the mineralization partially open in the down-plunge and along-strike directions. Prior to this program, no significant expansion drilling has occurred proximal to Gryphon since 2018.

The last drill hole of the program (WR-837AD2) encountered notable high-grade uranium mineralization, which is interpreted to expand the extent of the D1 zone by ~40 metres in the down-plunge direction. This drill hole tested a 100-metre gap in the previous drill hole spacing and justifies further follow-up drilling to test for additional down-plunge extension of the mineralization as well as the potential for along strike continuation. Drill hole WR-836 was also completed in the expansion area and encountered additional uranium mineralization, which indicates the system is open along strike to the north.

Drill hole intercepts by lens for WR-836 and WR-837AD2
Drill Hole	Lens	From (m)	To (m)	Length (m)(5)	%eU3O8(2)
WR-836(1)	D1(3)	800.3	800.8	0.5	0.40
WR-837AD2(1)	D1(3)	834.6	836.9	2.3	1.69
	(includes)(4)	835.6	836.1	0.5	5.48

Notes

(1)	Drill hole orientation (azimuth/dip) for WR-836 is 306.8o/-73.4o and for WR-837AD2 is 311.1o/-71.0[o].
(2)

eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections have been sampled for chemical U3O8 assay. Assay samples have been sent to SRC lab for processing.

(3)	Intersection interval is composited above a cut-off grade of 0.05% eU3O8.
(4)	Intersection interval is composited above a cut-off grade of 2.0% eU3O8.
(5)

As most of the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 85% of the intersection lengths.

In October 2025, a 6,127 metre follow-up drill program commenced at Gryphon. This program was completed in mid- November 2025. The fall drilling further extended D-lens mineralization down-plunge and confirmed the continuity of the overall Gryphon mineralized system at depth. Additional exploration continues to be warranted with the potential to expand the existing mineralized extent of the deposit.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the year ended December 31, 2025, exploration field programs were carried out at 13 of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $7,728,000. (December 31, 2024 – $8,448,000).

Crawford Lake

The Crawford Lake Property is 100% owned by the Company and is located adjacent to the southwestern portion of Wheeler River and borders the Moon Lake South project. Winter access to the property can be gained from the north via the Fox Lake road and from the south via the Cree Lake road. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 415 and 515 metres.

A Step-wise Moving Loop Electromagnetic (“SWML EM”) survey was initiated on the property late in the first quarter of 2025 to better define basement conductivity associated with the CR3 conductive trend and generate targets for future drill testing on the project. The survey was suspended during the second quarter of 2025, as site access was limited due to road conditions and was resumed and completed in July. The survey results were received in the fourth quarter, indicating results warranting future follow-up.

Hatchet Lake

With the satisfaction of the conditions of the first option phase of the Foremost Earn-In in late 2024, Foremost has vested a 14.03% stake in the Hatchet Lake joint venture from Denison’s share in the project, which joint venture participants are currently Denison (70.15%) and Trident Resources Corp. (29.85%). Foremost has assumed operatorship of the project during the Foremost Earn-In.

In 2024, prior to entering into the earn-in agreement with Foremost, Denison completed a diamond drilling program to test the extent of previously identified geochemical anomalies that are associated with significant structure and alteration. A total of 884 metres was drilled in four diamond drill holes, two holes along the Richardson Trend and two holes at the Tuning Fork area. Significant alteration and structure was observed in each of the four completed holes.

Results from analysis of core samples collected during the 2024 program were received early in 2025. Samples from drill holes along the Richardson trend returned strongly anomalous uranium values, highlighted by hole RL-24-29, which intersected uranium mineralization grading 0.11% U3O8 over 0.2 metres. Additionally, lab results returned from the two holes completed at Tuning Fork (TF-24-11 and TF 24-12) returned anomalous uranium and elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm). This level of pathfinder element concentrations is potentially indicative of a uranium mineralizing system.

During the year ended December 31, 2025, Foremost completed a drilling program at Hatchet Lake. The diamond drill program, originally planned as an eight drill hole, 2,000 metre program, was increased to 10 drill holes and over 2,400 metres following the positive preliminary results from drill hole TF-25-16, which discovered a new area of uranium mineralization within a 15 metre wide zone of alteration. Assay results for TF-25-16 returned 0.87% U3O8 over 0.45 metres from 149.75 metres as part of a wider interval of 6.2 metres (from 144.0 to 150.2 metres) of total mineralization with a grade of 0.10% U3O8, which is interpreted to be associated with broad alteration features and a graphitic shear zone indicating potential proximity to a larger mineralizing system. Another notable result from the completion of the drill program was the 50-metre extension of previous mineralization along the Richardson conductor, where drill hole RL-25-32 returned two mineralized intervals.

The 2025 program at Hatchet Lake was fully funded by Foremost under the terms of an option agreement whereby Foremost can earn-in to up to a 51% ownership interest in Hatchet Lake through a combination of funding exploration expenditures and making certain payments to Denison.

Hook Carter

The Hook Carter Project is a uranium exploration project located in the southwestern portion of the Athabasca Basin in Northern Saskatchewan. The project is jointly owned by Denison (80%) and Greenridge Exploration Inc. (20%). The property lands consist of 11 mineral claims combined for a total of 25,115 hectares and is host to 15 kilometres of strike potential along the prolific Patterson Corridor – which is well known owing to the Arrow Deposit, Triple R deposit, and Spitfire Zone.

In the third quarter of 2025, a six-line Time Domain Electromagnetic Survey (“MLTEM”) commenced, designed to infill the existing MLTEM coverage along the extension of the Patterson Lake corridor on the project lands. The survey was completed during the fourth quarter, and the results are expected to be incorporated into a field-based drill program planned for the first quarter of 2026.

The 2025 program at Hook Carter was fully funded by Greenridge under the terms of an agreement whereby Greenridge can increase their ownership interest in the property from 20% to 25% by funding $3,000,000 in project expenditures.

MANAGEMENT’S DISCUSSION & ANALYSIS

CLK

CLK is an exploration property located in the northeastern area of the Athabasca Basin and is 100% owned by the Company. Pursuant to the Foremost Earn-In, Foremost has vested a 20% interest in CLK and has assumed operatorship of the project.

During the first half of 2025, Foremost completed an airborne geophysical survey. In total, 771 line-kilometers of electromagnetic surveying using the MobileMT™ system was completed and data is currently being processed to identify conductive trends and structural features associated with known uranium mineralization.

The 2025 program at CLK was fully funded by Foremost under the terms of an option agreement whereby Foremost can earn-in to up to a 70% ownership interest in the property through a combination of funding exploration expenditures and making certain payments to Denison.

Wolverine

Wolverine is an exploration property located in the northeastern area of the Athabasca Basin and is 100% owned by the Company. Pursuant to the Foremost Earn-In, Foremost has vested a 20% interest in Wolverine and has assumed operatorship of the project.

During the year ended December 31, 2025, Foremost initiated a surficial radon geochemistry survey. This targeted geochemical approach leverages the relationship between radon gas emissions and the presence of subsurface uranium. The survey grid covered two potential faults which may explain the notable unconformity offset observed on the property. The survey results are expected to be used to select drill targets for future drilling programs.

The 2025 program at Wolverine was fully funded by Foremost under the terms of an option agreement whereby Foremost can earn-in to up to a 70% ownership interest in the property through a combination of funding exploration expenditures and making certain payments to Denison.

Murphy Lake North

In January 2025, the Company completed a transaction with Cosa pursuant to which Cosa acquired a 70% stake in Murphy Lake North, entered into a joint venture agreement with Denison for the project, and assumed operatorship of the project, subject to the conditions for retaining Cosa’s interest as provided for in the acquisition agreement between Cosa and the Company.

During the second quarter of 2025, Cosa completed a four-hole drill program totaling 1,739 metres. The primary objectives of the program were to locate and define the interpreted strike extension of the Hurricane (CH1) trend and follow up historical intersections of weak uranium mineralization on the parallel Cyclone (CH2) trend to the south. Initial drilling in winter 2025 confirmed that up to two kilometres of Hurricane trend basement geology is present within the property. While testing the southern portion of the Hurricane trend, the fourth and final drill hole of the program intersected a broad zone of alteration and structure in the lower sandstone that is open along strike in both directions.

Late in the second quarter, a second drill program commenced at Murphy Lake North. The program planned to include initial reconnaissance of the Cyclone trend, and to follow up the 2025 results from the Hurricane trend. The results of the program were reported by Cosa in August 2025, including the completion of 3,323 metres in eight drill holes identifying strong sandstone structure and alteration underlain by large scale graphitic faulting that remains open in both directions.

Denison partially funded the 2025 Murphy Lake North exploration programs after Cosa completed its earn-in requirement to spend $1,500,000 in exploration expenditures on the project.

At the end of the program, Cosa has met its sole-fund obligation to retain a 70% interest in Murphy Lake North.

Murphy Lake South

Murphy Lake South is situated in the eastern Athabasca Basin within the Mudjatik Domain, a region with strong uranium potential. Recent exploration successes along the LaRocque corridor have underscored the potential of this area. Pursuant to the Foremost Earn-In, Foremost has vested a 20% interest in Murphy Lake South and has assumed operatorship of the project.

During the third quarter of 2025, Foremost conducted an ambient noise tomography survey which was designed to refine targets along a notable trend of stacked graphitic conductors associated with known unconformity offsets south of MP-15-03 (0.25% U₃O₈ over 6.0 metres). Many of the individual conductors within this stacked system remain underexplored.

Additionally in the third quarter, Foremost conducted a seven-hole, 2,695 metre diamond drill program. The program identified new zones of alteration along strike of historic mineralization which will remain a focus for potential future drill programs.

MANAGEMENT’S DISCUSSION & ANALYSIS

The 2025 program at Murphy Lake South was fully funded by Foremost under the terms of an option agreement whereby Foremost can earn-in to up to a 70% ownership interest in the property through a combination of funding exploration expenditures and making certain payments to Denison.

Johnston Lake

The Johnston Lake Property is host to known uranium mineralization along two under-explored trends, the MJ-1 and Gumboot trends. The focus of the Company’s exploration activities since 2022 have been on the MJ-1 trend.

During the first quarter of 2025, a SWML EM survey was initiated, with a focus on resolving conductivity associated with a flexure in the western extension of the MJ-1 trend. The geophysical program was completed during the third quarter of 2025, the results of which are currently undergoing interpretation for future drill program considerations.

McClean Lake

Orano Canada initiated an exploration drilling program focused on the McClean South area in the first half of 2025. McClean South is located approximately 600 metres to the south of the McClean North deposit, where the MLJV recently commenced commercial mining using the joint venture’s patented SABRE mining method. Historically two pods of uranium mineralization, the 8W and 8E pods, were defined along a conductor in the McClean South area with a new pod (the 8C Pod), discovered in 2021. The 8C pod hosts low to high-grade uranium mineralization over 150 metres of strike length between the 8W and 8E Pods.

Twenty-four holes were completed during the 2025 exploration drilling program for a total of 6,447 metres, with all holes completed on the 8C and 8W pods. Based on initial probing results, 14 of the 24 holes completed during the program intersected uranium mineralization above a cutoff grade of 0.05% eU3O8. Notable high-grade intersections at the 8C mineralized pod, include:

●	MCS-77 intersected 7.51% eU3O8 over 5.4 metres from 165.7 to 171.1 metres (including 10.88% eU3O8 over 3.7 metres),
●	MCS-80 intersected 3.5% eU3O8 over 11.2 metres from 156.7 to 167.9 metres (including 5.81% eU3O8 over 6.5 metres), and
●	MCS-84 intersected 1.72% eU3O8 over 20.6 metres from 150.1 to 170.7 metres (including 4.43% eU3O8 over 4.0 metres)

Results from the 8W pod were highlighted by the following:

●	MCS-61 and MCS-64 confirmed mineralization in the sandstone near surface along the western edge of the 8W pod,
●	MCS-61 intersected 0.15% eU3O8 over 2.2 metres from 40.3 to 42.5 metres, and
●	MCS-64 intersected 0.21% eU3O8 over 1.2 metres from 57.6 to 58.8 metres.

Final assay results for the program are pending.

Moon Lake South

The Moon Lake South property is located adjacent, to the west, of Wheeler River and north of Crawford Lake. The Moon Lake South project is a joint venture between Denison (75%) and CanAlaska Uranium Ltd. (25%). Denison is the project operator.

The project hosts three mineralized showings, the most significant of which was discovered during the winter of 2023, where high-grade uranium mineralization grading 2.46% U3O8 over 8.0 metres was encountered approximately 30 metres above the unconformity.

The planned exploration program for 2025 consists of a single line of SWML surveying oriented perpendicular to previous surveys, designed to resolve any potential conductivity associated with a northwest-trending resistivity low feature found coincident with a magnetic low trend. Line cutting to support the survey was completed during the first quarter of 2025. Surveying was completed early in the fourth quarter with result interpretation ongoing.

Waterbury Lake

The Waterbury Lake property is located in the northeastern portion of the Athabasca Basin immediately north of Points North Landing. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 200 and 400 metres.

In the third quarter of 2025 Denison completed a 15-hole drill program for 4,642 meters. The field program was focused on four targets areas: Huskie (7 drill holes – 2,316 metres), THT North (2 drill holes – 625 metres), Oban (one drill hole – 368 metres), and the GB Trend (3 drill holes – 1,035 metres). The most notable result of the program was from drilling at the GB Trend, where a strong alteration corridor was discovered and warrants future follow up.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally, during the third quarter, a direct current and induced polarization (“DCIP”) survey commenced in the Murphy Lake area on the property, which was completed in the fourth quarter. The results are expected to be used to generate future drill targets.

Waterfound

Waterfound is a joint venture between Orano Canada (operator and 62.42% owner), JCU (25.8%) and Denison (11.78%).

The project is located along the LaRocque Lake corridor, which hosts high-grade uranium mineralization at the Hurricane deposit (IsoEnergy), on the Cameco-operated Dawn Lake JV (west of the Hurricane deposit), and at the LaRocque Lake zone also on the Dawn Lake JV (Cameco). Waterfound hosts two additional zones of high-grade uranium mineralization interpreted to be within the LaRocque Lake corridor: the Alligator and Crocodile Zones. Since the discovery of the Crocodile Zone in the winter of 2022, all exploration activity at Waterfound has focused on drilling the D-1 North trend, which hosts both Alligator and Crocodile.

The 2025 exploration diamond drill program was designed to continue the evaluation of the D-1 North conductor, and 19 holes were completed for 11,153 metres during the first quarter. Borehole EM surveys were completed on 15 of the 19 completed holes to characterize the conductive response along the D-1 North trend to further refine and resolve the position of the D-1 North conductor, which is interpreted to be the main control on mineralization at Alligator and Crocodile.

Elevated radioactivity was encountered in the majority of holes completed during the winter drilling program. Based on initial probing results, uranium mineralization exceeding a cutoff grade of 0.05% eU3O8 was encountered in three of the completed drill holes. Assay results are pending.

Wolly

The Wolly project is a joint venture between Orano Canada (operator and 65.88% owner), JCU (12.78%), and Denison (21.34%). Deposits that have been discovered on the Wolly project were later partitioned into the McClean Lake property, including JEB, McClean North/South, and the Sue deposits. Over 980 drill holes have been completed on the Wolly property, and over 150,000 metres have been drilled.

Orano carried out an exploration diamond drilling program during the first half of 2025, which was designed to evaluate two target areas, Collins Creek and Emperor. At Collins Creek, historical drilling identified anomalous uranium along the trend, which could potentially host uranium pods similar to those found at McClean North and South. The Emperor trend represents the E-NE strike extension of the geological trend that hosts the Tamarack deposit, which is located approximately 1,200 metres to the west on the Cameco-operated Dawn Lake property.

During the first half of 2025, 3,987 metres were drilled in 15 holes, with 12 holes completed at Collins Creek, and an additional three holes completed at the Emperor trend. Based on initial probing results, two of the holes completed at Collins Creek intersected low-grade unconformity-associated uranium mineralization exceeding a cutoff grade of 0.05% eU3O8, while all three holes completed at Emperor identified low-grade mineralization above a 0.05% eU3O8 cutoff.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $19,564,000, during the year ended December 31, 2025 (December 31, 2024 – $16,495,000). These costs are mainly comprised of head office salaries and benefits, share-based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses compared to the prior year periods is predominantly driven by an increase in share-based compensation and head office salaries and benefits due to increases in headcount.

FINANCE INCOME AND EXPENSE

During the year ended December 31, 2025, the Company recognized finance expense of $159,581,000 (December 31, 2024 – finance income of $2,658,000). Finance income and expense includes interest income generated on cash and cash equivalents held by the Company, interest expense due to the Convertible Notes, and accretion expense. The main drivers of finance income and expense in 2025 is primarily due to the following:

Fair value loss on convertible notes conversion and redemption options and Capped Call options

On August 15, 2025, the Company completed its ‘US-Style’ offering of convertible senior unsecured notes for an aggregate principal amount of US$345,000,000 ($476,307,000). The holders of the Convertible Notes may convert their Convertible Notes after December 31, 2025, under the following circumstances: (1) the closing sale price of the Company’s common shares exceeds 130% of the conversion price of US$2.92 per share (US$3.79) for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the

MANAGEMENT’S DISCUSSION & ANALYSIS

immediately preceding quarter (the ‘Share Price Threshold”); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Convertible Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per $1,000 principal amount of notes which represents a conversion price of approximately US$2.92 per share. Upon conversion, the Company can settle in shares, cash or a combination thereof, at its sole discretion.

The Company may redeem for cash all or any portion of the Convertible Notes on or after September 20, 2029, but only if Denison’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before each calendar quarter end. The redemption price represents 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest. The Convertible Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all or part of the outstanding Convertible Notes for cash.

The Convertible Notes mature on September 15, 2031. Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

Under IFRS 9, Financial Instruments, the conversion and redemption features of the Convertible Notes have been bifurcated from the host debt instrument and are accounted for as an embedded derivative (the “Embedded Derivatives”). These Embedded Derivatives are recorded at fair value and will be re-measured at each reporting date.

On issuance, the Convertible Notes were trading at a premium to their face value, with a fair value of $512,328,000 (US$371,091,000), resulting in a day one non-cash loss of $36,021,000. The fair value of the Embedded Derivatives on issuance was $205,086,000, resulting in a host liability being measured at $289,929,000 (the residual amount of $307,242,000 less $17,313,000 in transaction costs).

As at December 31, 2025, the Company’s share price increased from US$2.16 on the date of the pricing of the transaction to US$2.66, increasing the fair value of the Embedded Derivatives liability to $316,444,000, and resulting in a fair value loss of $111,357,000. The loss recorded on the Embedded Derivatives were primarily due to the change in the Company’s volatility. The Share Price Threshold was not met during the three months ended December 31, 2025, and the Convertible Notes are not currently convertible or redeemable. Accordingly, if the Convertible Notes matured at December 31, 2025, the cash owing on settlement would be the face value of US$345,000,000 (or $473,511,000).

Concurrently with the issuance of the Convertible Notes, the Company purchased a package of cash-settled call options (the “Capped Calls”) with a strike price equal to the initial conversion price of the Convertible Notes (US$2.92) and with a cap price of US$4.32. This transaction effectively increased the conversion price of the Convertible Notes to US$4.32 per share (i.e., if the share price on conversion or maturity is over US$2.92 but less than US$4.32, the settlement value of the Convertible Notes will be higher than the US$345,000,000 face value; however, the proceeds received by the Company from the exercise of the Capped Calls will offset the incremental liability).

The purchase price for the capped call transactions was US$35,363,000 ($48,822,000). The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls were initially valued at US$21,497,000 ($29,679,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. The valuation on initial recognition is based on a valuation technique where not all the inputs are market-observable, and therefore under IFRS, the day one loss is deferred, and has been recorded as an asset on the statement of financial position, which will be amortized on a straight-line basis into net earnings over the contractual life of the Capped Calls. Including the deferral of the loss, the total Capped Call value on August 15, 2025 was $48,822,000.

As at December 31, 2025, as a result of the increase in the Company’s share price to US$2.66, the fair value of the Capped Calls including the deferred loss, decreased to $47,993,000, resulting in a fair value loss of $829,000.

OTHER INCOME AND EXPENSE

During the year ended December 31, 2025, the Company recognized other income of $24,385,000 (December 31, 2024 – other expense of $31,249,000).

The main drivers of the other income/expense are as follows:

Fair value gains on uranium investments

In 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In previous years, the Company sold 300,000 pounds of U3O8 at a weighted average price of $111.66 (US$82.25) per pound U3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the year ended December 31, 2025, the Company sold 500,000 pounds of U3O8 at an average price of $108.50 (US$78.63) per pound U3O8. The Company recorded proceeds of $54,251,000 (US$39,314,000). The cost base of the pounds sold were $36.48 (US$29.50) per pound U3O8, resulting in a realized gain of $36,010,000 (US$24,565,000).

As at December 31, 2025, the Company held 1,700,000 pounds of U3O8 in investments in physical uranium. This balance excludes the Company’s share of uranium production from mining operations.

During the year ended December 31, 2025, the spot price of U3O8 increased from $105.40 (US$73.00) per pound U3O8 at December 31, 2024, to $111.93 (US$81.55) per pound U3O8 at December 31, 2025, resulting in a fair value of the Company’s remaining uranium investments of $190,276,000 and a mark-to-market gain of $13,439,000 (December 31, 2024 – mark-to-market loss of $32,129,000).

Fair value gains/losses on portfolio investments

During the year ended December 31, 2025, the Company recognized a gain of $3,747,000, on portfolio investments carried at fair value (December 31, 2024 – loss of $4,934,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains/losses on F3 Debentures

During 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (“F3”) in the form of unsecured convertible debentures, which carry a 9% coupon and are convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter of 2024, F3 completed an arrangement whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium Corp. (“F4”). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10th of a share of F4 on conversion of the F3 debentures. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the debentures and/or in the event of an F3 change of control. As a result of the debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the year ended December 31, 2025, the Company recognized mark-to-market loss of $1,232,000 (December 31, 2024 – mark-to-market loss of $2,565,000) on its investments in the debentures mainly due to a decrease in the F3 share price between December 31, 2024 and December 31, 2025, which reduced the value of the debenture’s embedded conversion option.

Gain on receipt of proceeds from Uranium Industry a.s.

In January 2022, the Company executed a Repayment Agreement (“RA”) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s. (“UI”) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments until December 31, 2025. The total amount due to Denison under the RA is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum, of which the Company has collected US$15,297,000 to-date. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of an arbitration award while UI is in compliance with its obligations under the RA.

During the year ended December 31, 2025, the Company received US$3,900,000 from UI (December 31, 2024 – US$3,900,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During the year ended December 31, 2025, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $4,879,000 (December 31, 2024 – $5,256,000). At December 31, 2025, US$702,000 ($963,000) remained outstanding under the Repayment Agreement. This amount was due from UI on December 31, 2025 and the Company is pursuing collection. This receivable is recorded at fair value at each period end (December 31, 2025 and December 31, 2024 – $nil).

Foreign exchange losses/gains

During the year ended December 31, 2025, the Company recognized a foreign exchange gain of $2,835,000 (December 31, 2024 – gain of $2,278,000). The foreign exchange gain is predominantly due to the impact of the increase in the US dollar to Canadian dollar exchange rate during the year on US dollar cash balances.

MANAGEMENT’S DISCUSSION & ANALYSIS

EQUITY SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES

During the year ended December 31, 2025, the Company recorded its equity share of loss from investments in associates (Foremost and Cosa) of $1,772,000 (September 30, 2024 – $nil). The Company records its share of the change in the net assets of Foremost and Cosa one quarter in arrears, based on the most available public financial information, adjusted for any subsequent material transactions that have occurred.

EQUITY SHARE OF LOSS FROM JOINT VENTURES

During the year ended December 31, 2025, the Company recorded its equity share of loss from JCU of $1,213,000 (December 31, 2024 – gain of $16,000). The Company records its share of income or loss from JCU one month in arrears, based on the most recent available financial information, adjusted for any subsequent material transactions that have occurred.

COMMERCIAL ACTIVITIES

Denison is actively involved in the uranium market to (a) execute on its strategy to monetize its physical uranium holdings to fund a portion of the construction costs for Phoenix, and (b) establish long-term supply agreements to facilitate the sale of future uranium production from the Company’s uranium mining projects.

In 2025, Denison:

●	Sold 500,000 pounds U3O8 from investments in physical uranium in 2025 at a weighted average selling price of $108.50 (US$78.63) per pound, representing a realized gain on sale of $36.0 million (US$24.6 million), based on Denison’s average acquisition cost of $36.67 per pound U3O8 (US$29.66 per pound U3O8).
~~●~~	Entered into a uranium sales contract with a third party which included upfront cash prepayments. Under this arrangement, Denison received $8,235,000 (US$6,000,000) in December 2025, with an additional US$4,000,000 due by the end of 2026. As consideration for the prepayments, the counterparty will receive a discount from the then prevailing market price on the purchase of 4.5 million pounds of U3O8, with scheduled deliveries from 2028-2033.
~~●~~	Entered into sales commitments with market-related pricing terms for 550,000 pounds of U3O8 with deliveries in 2026, and 250,000 pounds of U3O8 with deliveries in 2027.

As at December 31, 2025, the Company held 1,700,000 pounds U3O8 in investments in physical uranium and 145,926 pounds U3O8 of uranium concentrates inventory from its share of McClean Lake production.

Denison is in advanced negotiations for further sales commitments of over 12 million pounds of U3O8 with deliveries contemplated during the expected mine life of Phoenix.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $465,918,000 at December 31, 2025 (December 31, 2024 – $108,518,000).

The increase in cash and cash equivalents of $356,618,000 was due to net cash provided by financing activities of $474,283,000, partially offset by net cash used in operations of $68,148,000, cash used in investing activities of $49,517,000, and a foreign exchange effect on cash and cash equivalents of $782,000.

Net cash used in operating activities of $68,148,000 was primarily due to the net loss for the period adjusted for non-cash items, including fair value adjustments.

Net cash used in investing activities of $49,517,000 was primarily due to an increase in property, plant & equipment relating to milestone payments for long lead items for the Wheeler River project, an increase in restricted cash due to the Company’s funding of the Elliot Lake reclamation trust fund, the purchase of investments in associates related to Cosa and Foremost, the Skyharbour Russell Lake exploration joint venture acquisition, and the purchase of the Capped Call options for US$35,363,000 ($48,822,000). Offsetting the cash outflows, was the receipt of $54,251,000 in proceeds from the sale of 500,000 pounds U3O8.

Net cash provided by financing activities of $474,283,000 was principally related to the issuance of the Convertible Notes. The aggregate principal amount of the Convertible Notes was US$345,000,000, and the Company incurred commissions, fees and transaction costs of US$12,545,000, for net proceeds of US$332,455,000 ($458,994,000). Additionally in 2025, the Company raised $15,000,000 in gross proceeds from the Company’s private placement issuance of 2,702,703 common shares, on a flow-through basis, at a price of $5.55 in

MANAGEMENT’S DISCUSSION & ANALYSIS

December 2025 (“2025 FT Offering”) and $1,310,000 from the exercise of 876,002 stock options, offset by payments for debt obligations and transaction costs from the issuance of flow-through shares.

Use of Proceeds

December 2025 Flow Through Financing

As at December 31, 2025, the Company spent $nil towards its obligation to spend $15,000,000 on eligible Canadian exploration expenditures related to the 2025 FT Offering. The remaining balance of $15,000,000 is expected to be spent by December 31, 2026.

August 2025 Convertible Senior Unsecured Note Financing

The Company intends to use the net proceeds from the issuance of the Convertible Notes for expenditures to support the evaluation and development of the Company’s uranium development projects, including to fund the construction of Phoenix, and for general corporate purposes. During the period between the close of the transaction and December 31, 2025, the Company’s use of proceeds from this offering was in line with this guidance.

2024 Flow Through Financing

As at December 31, 2025, the Company has completed its obligation to spend $14,100,000 on eligible Canadian exploration expenditures from the 2024 private placement issuance of common shares on a flow-through basis.

Revolving Term Credit Facility

On December 18, 2024, the Company entered into an agreement with the Bank of Nova Scotia (“BNS”) to extend the maturity date of the Company’s credit facility to January 31, 2026 (the “Credit Facility”). Under the Credit Facility, the Company has access to letters of credit of up to $28,478,000, which is fully utilized for non-financial letters of credit. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2025:

	Within 1	1 to 5	More than
(in thousands)	Year	Years	5 years

Accounts payable and accrued liabilities	$33,557	—	—
Interest on Convertible Notes	7,645	100,622	14,255
Debt obligations	451	2,026	570
Convertible Notes	—	—	473,511
	$41,653	102,648	488,336

Exploration Spending Required to Maintain Exploration Portfolio in Good Standing

The Company has a portfolio of mineral properties, predominantly composed of 256 mineral claims in the Athabasca Basin region of Saskatchewan, Canada as at December 31, 2025. Under The Mineral Tenure Registry Regulations in Saskatchewan, once a claim has been ‘staked’, it may be held for an initial two-year period, and this period may be renewed year to year, subject to the holder expending a minimum required amount on exploration on the claim lands. Exploration expenditures that exceed the annual spending requirements may be carried forward and applied against future spending requirements. In addition, the Company has mine surface lease payment obligations through its ownership interest in the MLJV and MWJV.

In order to maintain the Company’s current exploration portfolio in good standing for a period of five years, the Company’s share of the required exploration expenditures is outlined in the table below.

(in thousands)	Total	1 Year	2 Year	3 Year	4-5 Years
Exploration expenditures required to maintain claim status	$1,440	$—	$213	$268	$959
Surface lease payments	1,551	310	310	310	620
	$2,991	$310	$523	$578	$1,579

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company routinely assesses its exploration portfolio in order to rank properties in accordance with their exploration potential. From time to time, strategic decisions are made to either acquire new claims, through staking or purchase, or to allow claims to lapse. Claims are allowed to lapse if the Company determines that no further exploration work is warranted by the Company. The amounts in the table above were calculated based on currently approved legislation and assumes that the land claims held at the date of the MD&A would be maintained for the duration of five years. In addition, where Denison holds a claim with a partner, the Company has assumed that each partner will fund its share of the required expenditures. Where a partner is funding exploration expenditures subject to an earn-in agreement, the Company has assumed that the earn-in options will be exercised.

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2025, is estimated to be $34,604,000, which is the present value amount that is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the tailings management areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licences issued by the CNSC. In the fourth quarter of 2025, an adjustment of $1,593,000 was made to decrease the reclamation liability to reflect minor adjustments in future plans as well as changes in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from the Elliot Lake reclamation trust fund. At December 31, 2025, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $3,858,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. A plan dated January 2026 has been submitted for approval and is the basis for the current estimate. The Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2024, the Company increased the liability by $546,000 to reflect changes in updated costs estimates, offset by the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2038 and 2056.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the November 2021 approved plan, the Company has in place financial assurances of $22,972,000, providing irrevocable standby letters of credit from BNS in favour of the SKMOE. As at December 31, 2025, to provide the required standby letters of credit, the Company is utilizing the Credit Facility.

Other – The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of expected future decommissioning and reclamation activities are recognized when the liability is incurred. During the fourth quarter of 2025, an adjustment of $2,656,000 was made to increase the reclamation liability to reflect the construction of a new exploration camp, offset by reclamation activities undertaken in 2025, as well as a change in the long-term discount rate used to arrive at the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. As at December 31, 2025, the Company has provided a standby letter of credit, under the Credit Facility, in the amount of $992,000 to the SKMOE related to this obligation.

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL INSTRUMENTS AND INVESTMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2025	2024
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value
Financial Assets:
Cash and equivalents	Category B		$465,918	$108,518
Trade and other receivables	Category B		5,332	3,075
Investments
Equity instruments-shares	Category A	Level 1	11,949	7,767
Equity instruments-warrants	Category A	Level 2	1,131	280
Investments-uranium	Category A	Level 2	190,276	231,088
Debt instruments	Category A	Level 3	11,768	13,000
Capped call options	Category A	Level 3	47,993	—
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,858	3,652
Credit facility pledged assets	Category B		7,972	7,972
			$746,197	$375,352

Financial Liabilities:
Account payable and accrued liabilities	Category C		41,202	21,333
Debt obligations	Category C		2,280	2,414
Convertible Notes(2)	Category A/C	Level 2	639,526	—
			$683,008	$23,747

Notes:

1.

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; Category C=Financial liabilities at amortized cost.

2.

The Convertible Notes Embedded Derivatives are Category A and the Convertible Notes host liability is Category C. The fair value of the Convertible Note based on the last traded price in December 2025.

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include currency risk, equity price risk, credit risk, interest rate risk, liquidity risk and commodity price risk.

Currency Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company’s foreign denominated investments in uranium, cash and cash equivalents, trade and other receivables, and trade and other payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

At December 31, 2025, the Company is also exposed to foreign exchange risk on its net U.S dollar financial liability position, which is comprised of the Convertible Notes and U.S. denominated accounts payable balances, partially offset by cash and cash equivalents held in U.S. dollars and the Capped Call options.

At December 31, 2025, the Company’s net U.S dollar financial liability and uranium investments were $498,981,000 and $190,276,000, respectively. Taken together, the Company has a net liability of U.S. dollar denominated balances of US$224,922,000. The Company does not have any hedges in place, as a result, the impact of the U.S dollar strengthening or weakening (by 10%) on the value of the Company’s net U.S dollar-denominated liability is as follows:

	Dec.31 2025	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
CAD weakens	1.3725	1.5097	$(30,870)
CAD strengthens	1.3725	1.2352	$30,870

MANAGEMENT’S DISCUSSION & ANALYSIS

Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies. At December 31, 2025, a 10% increase in the equity price should increase the value of the Company’s holdings of equity instruments by $1,308,000, while a 10% decrease would decrease the value of the Company’s holdings of equity instruments by $1,308,000.

The Company is also exposed to equity price risk on its embedded derivatives in the Convertible Notes, Capped Calls and the investments in debt instruments due to the underlying equity price of the invested company. The sensitivity analysis below illustrates the impact of equity price risk on the convertible debt instruments held by the Company:

	At December 31,
Absolute change	2025	10% increase	10% decrease

Equity price of Denison ($US)	$2.66	2.93	2.39
Embedded Derivative fair value	316,444	352,814	280,154
Capped Calls (in thousands)	$30,154	32,624	27,615

Equity price of F3	0.15	0.17	0.14
Debt instrument fair value (in thousands)	11,768	11,940	11,624

Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, restricted cash and investments, and investments in debt instruments represent its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2025	2024

Cash and cash equivalents	$465,918	$108,518
Trade and other receivables	5,332	3,075
Restricted cash and investments	11,830	11,624
Investments-debt instruments	11,768	13,000
	$494,848	$136,217

The Company limits the risk of holding cash and cash equivalents, and restricted cash and investments by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade receivables balance relates to its joint operations and joint venture partners who have established credit worthiness with the Company through past dealings. Based on its historical credit loss experience, the Company has recorded an allowance for credit loss of $nil on its normal course trade receivables as at December 31, 2025 and December 31, 2024.

The Company’s Mongolia Sale Receivable is accounted for at fair value and is assessed as having a fair value of $nil using Level 3 inputs as at December 31, 2025 (December 31, 2024 - $nil).

MANAGEMENT’S DISCUSSION & ANALYSIS

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments, and the embedded derivative in the Convertible Notes. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The sensitivity analysis below illustrates the impact of interest rate risk as at December 31, 2025:

Absolute change	Base	1% increase	1% decrease

Embedded Derivatives-Convertible Notes
Credit spread	10.485%	11.485%	9.485%
Fair value (in thousands)	$316,444	318,817	313,945

F3 debt instruments
Credit spread	20.4%	21.4%	19.4%
Fair value (in thousands)	$11,768	11,558	11,983

Liquidity Risk

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process, which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, debt instruments, equity investments, uranium holdings, and its access to credit facilities and capital markets, if required.

Commodity Price Risk

The Company’s uranium holdings are directly tied to the spot price of uranium. At December 31, 2025, a 10% increase in the uranium spot price would have increased the value of the Company’s holdings of physical uranium by $19,028,000, while a 10% decrease would have decreased the value of the Company’s holdings of physical uranium by $19,028,000.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (“KEPCO”)

Denison and KHNP Canada Energy Ltd. (“KHNP Canada”), which is an indirect subsidiary of KEPCO, are parties to a Strategic Relationship Agreement (“SRA”), which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is Waterbury.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

(in thousands)	2025	2024

Salaries and short-term employee benefits	$(5,649)	$(4,397)
Share-based compensation	(3,152)	(3,314)
Key management personnel compensation	$(8,801)	$(7,711)

The increase in key management compensation in the year ended December 31, 2025, as compared to the prior period, is predominantly driven by an increase in the annual bonuses for key management personnel. Early in 2024, the size of the key management group increased from five to nine, and 2025 is the first time annual bonuses were paid to this expanded group.

SUBSEQUENT EVENTS

Sale of Uranium

In March 2026, Denison finalized agreements to sell 150,000 pounds of U3O8 at a weighted average price of US$96.67 per pound for delivery during the second quarter 2026.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At March 10, 2026, there were 902,963,954 common shares issued and outstanding and a total of 915,954,869 common shares on a fully-diluted basis, excluding the potential conversion under the Convertible Notes.

Stock Options and Share Units

At March 10, 2026, there were 5,051,995 stock options, and 7,878,920 share units outstanding.

Convertible Senior Unsecured Notes

At March 10, 2026, the Company had outstanding Convertible Notes with a conversion rate of 342.9355 shares per US$1,000 Note. Upon conversion, the maximum number of common shares that could be issued is currently 118,312,748; however, on conversion, the Company can settle in shares, cash or a combination thereof, at its sole discretion.

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing third-party care and maintenance services and will no longer earn revenue from Closed Mines services. The Company is now solely focused on care and maintenance of its own legacy mine sites.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2026

The 2026 Outlook reflects a significant ramp up of expenditures as Denison prepares to begin construction of Phoenix, planned for early 2026. The following Outlook, represents the Company’s best estimate of its cash flows for the year:

(in thousands)	2026 OUTLOOK(2,3)
Mining Segment
Mineral Sales	29,000
Development & Operations	(19,884)
Exploration	(17,287)
Evaluation	(13,467)
Phoenix Program Expenditures	(15,191)
Phoenix Construction Expenditures	(305,181)
JCU Cash Contributions	(1,420)
(343,430)
Corporate and Other Segment
Corporate Administration & Other	(31,944)
(31,944)
Net forecasted cash outflow (1)	$(375,374)

Notes:

1.	Only material operations shown.
2.	The outlook is prepared on a cash basis.
3.	As discussed in Wheeler River Uranium Project above, the outlook reflects Denison funding 100% of expenditures for the WRJV.

MINERAL SALES

Denison plans to sell uranium production received from the McClean Lake SABRE mine that commenced operation in 2025. In 2026, a total of 300,000 pounds of U3O8 are projected to be sold from a combination of 2025 and 2026 production for estimated net proceeds, after selling costs, of approximately $29,0 million. This is an estimate for budget purposes and is not indicative of actual or potential sales commitments related to anticipated production. As a result, the actual proceeds realized may differ from the estimate. In addition, these mineral sales do not include the planned sales or expected proceeds from the sale of the Company’s physical uranium holdings, which are excluded from the 2026 Outlook.

DEVELOPMENT & OPERATIONS

Development and operation expenditures are budgeted to be $19.9 million for 2026.

Denison’s share of operating and capital expenditures at the Orano Canada operated MLJV and MWJV are budgeted to be $17.1 million.

Denison’s share of the budget for the MLJV includes $9.1 million of mining and millings costs related to the SABRE mining program at the McClean North Pod 1 East.

Also included in Denison’s share of the MLJV budget is $4.9 million of mine development and sustaining capital costs to: (1) complete delineation drilling to confirm the high-grade mineralization at Pod 1 East, Pod 1 West, and Pod 2 West; (2) drill an additional 22 pilot holes in Pod 1 East; (3) install groundwater wells; (4) acquire, construct and/or install required facilities and equipment; and (5) complete certain required mill upgrades.

Denison’s share of the MWJV budget is $2.5 million, which mainly consists of the advancement of a feasibility study-level assessment for the use of the SABRE mining method, including engineering, regulatory, and mine planning activities. Also included in the budgeted activities are environmental studies, update to data collected for the Midwest EA to accommodate the use of SABRE, and an amendment to the CNSC Licence for the McClean Lake Operation to allow the construction and operation of the mine and also the receipt and processing of Midwest ore.

Operating expenditures in 2026 are also expected to include $2.8 million for reclamation costs related to Denison’s legacy mine sites in Elliot Lake.

EXPLORATION

The exploration budget for 2026 is estimated at $17.3 million (Denison’s share).

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison-operated exploration programs planned for 2026 include (i) regional exploration drilling at Wheeler River seeking to discover potential near-mine deposits, (ii) drill testing of initial target areas at the newly acquired Wheeler North property, and (iii) drill testing of the Hook Carter property and others within Denison’s extensive property portfolio. Additionally, geophysical surveys are planned to be carried out on multiple properties and Denison expects to fund its share of non-operated joint venture exploration programs.

EVALUATION

The evaluation budget for 2026 is estimated at $13.5 million (Denison’s share). Evaluation efforts are planned to: (1) complete data collection, assessments, and mine design/metallurgical trade-off studies in order to optimize Gryphon reserves and economics prior to commencing a feasibility study; and (2) continue staged de-risking of the Company’s development pipeline projects, where justified, through desktop technical trade-off studies, and incremental field programs, as well as supporting requirements for future regulatory approvals, and pursuing government grants and other incentives.

PHOENIX CONSTRUCTION

The 2026 Outlook includes $305.2 million as the estimated first year of construction expenditures for Phoenix.

OTHER PHOENIX PROGRAM EXPENDITURES

The 2026 Outlook includes $15.2 million of non-construction expenditures are planned, for items such as environmental monitoring, sustainability programs, benefit agreement milestone payments, and metallurgical studies focused on product purity improvements as well as effluent treatment optimization.

JCU CASH CONTRIBUTIONS

The budget for 2026 includes cash contributions to JCU of $1.4 million, with JCU expected to fund its share of project expenditures at Millennium, Kiggavik, Beatty River, Moore Tomblin, Waterfound River, Wolly, Close Lake, and Christie Lake.

CORPORATE ADMINISTRATION AND OTHER INCOME

Cash corporate administration expenses are budgeted to be $18.7 million in 2026, and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses, project financing costs, marketing expenses and all other costs related to operating a public company with listings in Canada and the United States.

Other expense in 2026 is expected to mainly include debt interest payments of $22.2 million on the US$345 million Senior Convertible Notes issued in 2025, partially offset by interest income of $10.5 million on the Company’s excess cash amounts.

SOURCES OF FUTURE FUNDING

The Company is entering 2026 with approximately $656.2 million in cash, cash equivalents, and physical uranium holdings, which provides adequate financial resources for the company to fund its planned activities for the year, and to be well positioned to execute on the construction of Phoenix. Additional sources of financing are being evaluated to fund the remainder of the Company’s capital needs for growth initiatives prior to Phoenix providing sustainable positive free cash flow.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2025.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted its evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

There has not been any change in the Company’s internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

The following is a list of the accounting judgements and estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

Mineral property impairment reviews and impairment adjustments

At each reporting date, the Company assesses whether there is an indicator that its mineral properties may be impaired. Judgement is applied in identifying whether or not an indicator exists. Impairment indicators exist when facts and circumstances suggest that the carrying amount of a mineral property may exceed its recoverable amount. Both internal and external sources of information are considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Judgment is required when identifying indicators of impairment which include results from exploration programs during the reporting period, a decline in the reserves and resources by property, and events or changes to the operations such as: a) unfavourable changes in the property or project economics; b) environmental restrictions on development; c) the period for which the Company has the right to explore in the specific area has expired or will expire in the next 12 months and is not expected to be renewed; and d) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed, or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning

MANAGEMENT’S DISCUSSION & ANALYSIS

environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

Note conversion, redemption feature and capped call options

The Company measures the fair value of the Convertible Notes’ conversion and redemption embedded derivatives using a Partial Differential Equation valuation model. Additionally, the make-whole provision within the Convertible Notes was valued using a Monte Carlo valuation model. Key assumptions into the models include the Company’s share price, risk-free rate, trading price of the Convertible Notes, the Company’s volatility rate and credit spread. The Company measures the fair value of the Capped Call options using a Monte Carlo simulation. Key assumptions into the model include strike and cap price of the option, the Company’s share price, the Company’s volatility rate and credit spread of the issuers of the options. Changes to these inputs and assumptions could have a significant impact on the measurement of the instruments. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the Convertible Notes and Capped Calls. The initial valuation of the Capped Calls resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. In the Company’s judgment, the fair value of the capped calls was equal to the transaction price which was agreed between Denison and the parties and the difference between the transaction price and the valuation calculated using the Monte Carlo model was deemed to be due to unobservable inputs. As such, the difference was deferred and will be amortized over the contractual life of the options.

RISK FACTORS

Denison’s business, the value of the common shares and management’s expectations regarding the same are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different than anticipated.

The following are those risks, uncertainties and other factors pertaining to the outlook and conditions currently known to Denison that have been identified by the Company as having the potential to materially impact Denison’s business, financial condition and/or the value of the common shares. Current and prospective security holders of Denison should carefully consider these risk factors. However, the risks set out below are not the only risks Denison faces. Risks and uncertainties not currently known to or foreseen by the Company or that have currently been assessed as immaterial may also materially and adversely affect Denison’s business, financial condition, results of operations and prospects.

Change management and operational readiness pose unique challenges for the Company as it advances Wheeler River’s Phoenix Project into construction and, ultimately, operations

Denison faces significant risks when transitioning Phoenix and its workforce from exploration and development activities to construction and operation of a mine, including the need, as operator of the Project, to establish, scale and refine key systems, processes, and capabilities. Execution of construction in line with expectations will require, in part, effective cross-functional growth and coordination. In addition, successfully starting up operations requires the development of robust operational frameworks, supply chain logistics, technology integration, and management structures to support efficient production and transportation of product to point-of-sale destinations. The complexity of building, testing and maintaining these critical functions for construction and/or operations introduces execution risk, and any inefficiencies, delays, or challenges in their implementation could impact the Company’s ability to achieve project execution and/or operational objectives, result in increases to costs, and materially affect the Company’s business and financial condition.

There is no assurance that Denison will be successful in generating and/or obtaining sufficient financing to fund its operations.

However, the exploration and development of mineral properties and operation of mines and associated facilities requires a substantial amount of capital and the ability of the Company to accomplish its plans with respect thereto depends on its ability to access funding from external sources, absent a significant source of internally generated cash flows.

At December 31, 2025, Denison reported total cash, investments, and uranium holdings of nearly $690 million. While the Company believes it has access to sufficient funding to advance its current plans for procurement and construction of Phoenix, additional funding needs owing to deviations from Phoenix construction plans and/or other parts of the business may necessitate additional financing.

There is no assurance that the Company will be successful in generating and/or obtaining required financing as and when needed on acceptable terms.

For example, general market conditions, volatile uranium markets, changing international policies, changing investor expectations, a claim against the Company, a significant disruption to the Company’s business or operations, or other factors may make it difficult to secure the financing necessary to fund the full cost of Phoenix construction and subsequent operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

Failure to obtain sufficient financing as and when needed on acceptable terms could result in the delay or indefinite postponement of any or all of the Company’s exploration, development or other growth initiatives.

There are unique risks posed by the issuance of the Convertible Notes, including debt service obligations.

The issuance of US$345 million of Convertible Notes in August 2025 significantly strengthened the Company’s near-term liquidity. However, the nature of the financing poses new risks for the Company, including (i) refinancing and liquidity risk due to the concentration of a large U.S.-dollar principal repayment due in 2031, (ii) exposure to equity-market-driven conversion and cash-settlement outcomes, (iii) reliance on the performance and creditworthiness of derivative-transaction counterparties related to the capped call overlay, and (iv) increased foreign-exchange risk associated with U.S.-dollar-denominated obligations.

If Denison’s capital resources are insufficient to fund its debt service obligations associated with the Convertible Notes, the Company could face substantial liquidity problems and could be forced to adjust or reduce its planned expenditures, dispose of assets, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow the Company to meet its scheduled debt service obligations.

The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company’s business, results of operations, financial condition and its ability to satisfy its obligations under the Convertible Notes.

The valuation of the Company’s Convertible Notes is complex, and subject to volatility.

Convertible Notes can be difficult to value, given their hybrid nature of containing elements of both debt and equity as well as the contractual complexities and optionality of their call and put features based on share price and other factors. By its nature, determining the fair value and allocation of convertible debentures to the liability and Embedded Derivative components requires reliance on complex valuation models utilizing a number of estimates, assumptions, and forward-looking projections, which involve known and unknown risks and uncertainties of both a general and specific nature, that could cause actual results to differ materially from those estimated by management.

Denison anticipates having negative operating cash flows in future periods, for which funds will have to be sourced or raised.

Denison had negative operating cash flow for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flow until such time, if at all, Phoenix achieves commercial production. To the extent that Denison has negative operating cash flow in future periods, Denison may need to allocate a portion of its cash reserves and/or physical uranium holdings to fund such negative cash flow. Denison may also be required to raise additional funds through the issuance of equity or debt securities, or asset sales. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

Denison’s access to public financing and credit can be negatively impacted by global financial conditions.

Global financial conditions are subject to volatility arising from international geopolitical and global economic developments, general financial market turbulence, and market expectations of the same. For example, there are broad market impacts observed in connection with evolving trade policies of the United States and its historic trade and agreement partners. Access to public financing and credit in Canada can be negatively impacted by global financial and/or geopolitical conditions. Accordingly, the health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. Instances of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the Company’s common shares.

Mineral exploration and development are inherently speculative, and there is no assurance that the Company’s uranium interests are or will be commercially mineable.

Exploration for minerals and the development of mineral properties are speculative in nature and involve significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored result in the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, many of Denison’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to estimate mineral resources, establish mineral reserves and ultimately develop an orebody. There is no assurance that the Company’s uranium deposits are commercially mineable.

MANAGEMENT’S DISCUSSION & ANALYSIS

The value of an investment in Denison could be materially impacted if the Company is unable to establish technical or economic feasibility for its projects, obtain required regulatory approvals and permitting, or maintain estimated project execution objectives and milestones.

Denison’s uranium production is dependent in part on the successful development of its known ore bodies, discovery of new ore bodies and/or revival of previously existing mining operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon market conditions, the results of exploration and evaluation programs and/or feasibility studies, the recommendations of duly qualified engineers and/or geologists, and the decisions of joint venture partners (as applicable), all of which may involves significant expense and/or risk. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations.

Projects being considered for development are subject to the completion of successful feasibility studies, engineering studies and environmental assessments, the issuance of necessary governmental permits and the availability of adequate financing, the completion or attainment of which are subject to their own risks and uncertainties. The inability to achieve necessary tasks or obtain required inputs, or any delays in the achievement of any key project tasks or inputs, could cause significant delays in timing, cost or results of the assessment of feasibility and/or the process to advance any project to a development decision. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically volatile and cyclical.

For Wheeler River, the Company has been able to estimate the existence of mineral resources and mineral reserves and establish the potential for economic feasibility for commercial development, as set forth in, and subject to the estimates and assumptions described in, the Wheeler Report. While Phoenix has obtained the principal regulatory approvals and permits required to commence construction and has substantially advanced through engineering, design, and construction readiness, substantial ongoing expenditures are needed to execute on project construction and to achieve commercial operations.

Where a feasibility study is completed by or for Denison, such as the Phoenix FS, any estimates of mineral reserves and mineral resources, development costs and schedule, operating costs and estimates of future cash flow contained therein, will be based on the interpretation of the information available. Development projects have no operating history upon which to base developmental and operational estimates. Particularly for development projects, economic analyses and feasibility studies contain estimates based upon many factors, including estimates of mineral reserves, the interpretation of geologic and engineering data, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of uranium from the ore, estimated operating costs, anticipated climatic conditions and other factors. In addition, results from further studies completed on the project may alter the plans and/or schedule for a project, which in turn may cause potentially significant delays to previous estimates of schedule and/or increases in estimated costs. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. For example, the plan and schedule, the capital and operating cost projections, and the related economic indicators, in the Wheeler Report (as updated effective January 2, 2026, by Company press release) may vary significantly from actual expenditures.

It is not unusual in the mining industry for new mining operations to take longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. Any of the following events, among others, could affect the profitability or economic feasibility of a project or delay or stop its advancement: unavailability of necessary capital, unexpected problems during the start-up phase delaying production, unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, project execution and management challenges due to rapid growth and administrative changes and reliance on third parties, unavailability of labour, disruptions to project schedule owing to inclement weather or forest fires, increases in operating costs (including due to inflation), increased costs of mining or processing and refining facilities, unavailability of economic sources of power and water, unanticipated transportation costs, changes in government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, etc.), changes or delays in permitting and regulatory approval processes or restrictions associated with permitting or regulatory approvals, legal challenges to regulatory approvals, fluctuations in uranium prices, accidents, labour actions and force majeure events.

While the Construction Licence has been received, the Company must obtain and maintain various additional provincial and federal licenses and permits and continue to successfully execute on its project engineering, procurement, construction, and commissioning objectives, as well as to commence operations of the mine once constructed. If regulatory approvals, development, or construction are delayed for any reason, the Company’s ability to achieve its future production plans may be impacted.

MANAGEMENT’S DISCUSSION & ANALYSIS

The ability to sell and profit from the sale of any eventual mineral production from a property may be subject to project execution and management challenges due to rapid growth and administrative changes and reliance on third parties, contractual commitments, the prevailing conditions in the applicable marketplace at the time of sale, and applicable government regulations. The demand for uranium and other minerals is subject to global economic and geopolitical influences as well as potentially changing attitudes of consumers and demand from end-users.

Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of Denison and its operations.

Denison’s insurance coverage may not be sufficient to cover losses from risks inherent in exploration, construction, and operation of mining projects resulting in material economic harm to Denison.

Denison’s business is capital-intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in: damage to, or destruction of, Denison’s mineral properties, mining or site infrastructure, mobile equipment, or processing facilities, in which it has an interest; personal injury or death; environmental damage; delays in or interruption of or cessation of exploration, development, production or processing activities; or costs, monetary losses, and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks may be incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack or insufficiency of insurance coverage could result in material economic harm to Denison.

Incidents with respect to Denison’s containment management obligations could have a material and adverse effect on its reputation, financial condition and results of operations.

The Company’s closed mines operations are engaged in long-term monitoring of Denison’s reclaimed mine sites in Elliot Lake, Ontario, for which decommissioning and restoration has been completed. Such monitoring includes the operation of tailings storage facilities, the results of which are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators. Denison’s other exploration and evaluation activities, as well as its non-operated project interests, may also produce waste materials, for which containment procedures and practices are in place, in accordance with applicable regulatory and permit requirements. However, there is a risk of environmental contamination or other adverse effects due to a release of radioactive material or other materials produced by the Company’s activities if the infrastructure prepared therefor is not sufficient to achieve appropriate containment. Such an occurrence could have a material and adverse effect on the Company’s reputation, financial condition and results of operations.

Selection and use of novel mining methods present significant opportunities, as well as increased execution risk, for Denison.

As disclosed in the Wheeler Technical Report, Denison has selected the ISR mining method for production at the Phoenix deposit. While industry best practices have been utilized in the development of its estimates and technical studies, and field testing completed to date indicates that ground conditions and the mineral reserves estimated to be contained within the deposit are amenable to extraction by way of ISR to the level of certainty appropriate for a feasibility study, actual conditions could be materially different from those estimated.

The MLJV has developed the patented SABRE mining method and has previously evaluated this innovative mining method via test mining at McClean Lake. While important milestones for the SABRE technology have been achieved to date, including several months of commercial operations at McLean North during 2025, performance in one area of the deposit may not be indicative of results that can be achieved throughout the deposit or at other deposits of varying geologies or depths. Hence, the results of the SABRE technology could be materially different when applied to different areas of the deposit or if applied to subsequent projects elsewhere.

It is possible that actual costs and economic returns of any mining operations may differ materially from expectations and the best estimates available at the time.

The commercial use of these novel mining methods beyond the projects for or on which they were developed, could present a significant opportunity to expand upon the benefits of such investments in innovation; however, the ability and process for a joint venture, or either partner thereof, to use the mining method on projects outside of the joint venture have not yet been established.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s project viability and operational outlook could be negatively impacted by the volatility and sensitivity to fluctuations in uranium market prices.

The value of the Company’s current physical uranium holdings, its estimates of mineral resources and mineral reserves, and the viability of future production for its projects are heavily influenced by long- and short-term market prices of U3O8. Historically, these prices have seen significant fluctuations, and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power; political, economic and social conditions in uranium producing and consuming countries; public and political response to nuclear incidents; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; uranium supplies from other secondary sources; production levels and costs of production from primary uranium suppliers; and forward contracts of U3O8 supplies.

Uranium prices failing to reach or sustain projected levels can impact operations by requiring a reassessment of the Company’s financial resources and/or the economic viability of the Company’s projects, and such reassessment alone may cause substantial delays and/or interruptions in project development, which could have a material adverse effect on the results of operations and financial condition of Denison.

Changes in uranium supply and demand dynamics, geopolitical and economic conditions, and/or international trade regulations could also materially impact the demand for Denison’s projected future production. If Denison is unable to sell uranium inventory as and when needed on acceptable terms, or then-current economic or logistical conditions negatively impact its ability to enter and/or fulfill commercial sales contracts, it could have a material adverse effect on the results of operations and financial condition of Denison.

For expected future production from Phoenix, Denison expects to use a uranium contracting strategy for its uranium production to reduce volatility in its future earnings and cash flow from exposure to fluctuations in uranium prices while maintaining exposure to future price increases. Such strategy is expected to be made up of fixed and/or base-escalated priced contracts and market-related priced contracts, including medium-to long term and spot related transactions and other commercial arrangements. Contracts that include some element of fixed or base-escalated pricing bear the risk of opportunity losses for the quantities sold, as Denison may not realize the benefits of subsequent increases in U3O8 prices, whereas purely market-related priced contracts or spot market transactions would expose Denison to fluctuations in uranium prices that could adversely impact its future earnings, cash flows, financial condition, results of operations or prospects. There is no assurance that Denison’s contracting strategy will be successful and adequately mitigate Denison’s exposure to factors that could adversely impact its future earnings, cash flows, financial condition, results of operations or prospects.

Denison will endeavour to enter into contracts for future delivery of uranium based upon expected production and other factors. Should Denison’s actual production and/or uranium inventory available for delivery fall short of expectations or contracted amounts, it may be required to procure replacement uranium for delivery into contracts under adverse terms and conditions, or face potential consequences of failure to deliver in accordance with its obligations. Conversely, if Denison enters into contracts for uranium quantities less than its available uranium inventory and/or expected uranium production, it may be unable to find alternative means of selling such potential excess quantities on adequate terms, or at all. Any such outcomes could adversely impact Denison’s future earnings, cash flows, financial condition, results of operations or prospects.

Denison’s operations are dependent on permitting and licensing.

The development of mines and related facilities is contingent upon governmental approvals that can be complex and time-consuming to obtain and which may involve the coordination of multiple governmental agencies. The ability of the Company to obtain and maintain permits and approvals and to successfully explore and evaluate properties and/or develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that impact the environment and human health and safety at its projects and in the surrounding communities.

The real or perceived effects of the activities of other mining companies, locally or globally, may also adversely impact the Company’s ability to obtain and maintain permits and approvals. Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to advance its projects and, as a result, on its financial position and results.

Environmental and regulatory review can be a long, complex and uncertain process that may result in potentially significant delays. Obtaining these government and regulatory approvals includes, among other things, completing environmental assessments and engaging with Indigenous and local communities. The timely completion of the approval processes may be impacted by relatively limited resources utilized by applicable government and regulatory agencies. In addition, future changes in governments, regulations and policies, such as those impacting Denison’s mining operations and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

MANAGEMENT’S DISCUSSION & ANALYSIS

There can be no assurance that the Company will obtain, maintain or renew all necessary permits on acceptable terms or in a timely manner. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

Denison’s operations are subject to extensive regulatory and policy risk.

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial, and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, engagement with Indigenous peoples, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities.

Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have.

It is possible that the costs, delays and other effects associated with such laws and regulations may impact Denison’s decisions with respect to exploration and development properties, including whether to proceed with exploration or development. It is also possible that such laws and regulations may result in Denison incurring significant costs due to a material change required to the methods of mining, milling, transportation and other project elements and/or to remediate or decommission properties in accordance with applicable environmental standards beyond those already established and estimated by the Company.

Failure to comply with applicable laws, regulations and permitting requirements, even inadvertently, may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies may be required to compensate others who suffer loss or damage by reason of their exploration or other activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Denison is subject to risks and uncertainties related to engagement with First Nations and Métis Peoples.

First Nations and Métis rights, entitlements and title claims may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations in northern Saskatchewan are entitled to pursue hunting, fishing and other activities on their traditional lands and continue to assert title to the minerals within the lands. Métis people have not signed treaties; however, they assert Indigenous rights throughout Saskatchewan, including Indigenous title over the Company’s project lands.

Managing relations with the local First Nations and Métis communities is a matter of paramount importance to Denison. Engagement with, and consideration of other rights of, potentially affected Indigenous peoples may require accommodations, including undertakings regarding funding, contracting, environmental practices, employment and other matters. In the course of engagement, the Company also faces competing interests and demands. This may affect the timetable and costs of exploration, evaluation and development of the Company’s projects.

The Company’s relationships with communities of interest are critical to ensure the future success of its existing operations and the construction and development of its projects. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in proximity to which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.

MANAGEMENT’S DISCUSSION & ANALYSIS

The inability of the Company to maintain positive relationships with, or meet the varied expectations of, local First Nations and Métis communities and other communities of interest could result in additional obstacles to permitting and legal challenges. For example, in 2025, an application for judicial review was filed in the Court of King's Bench for Saskatchewan by the Peter Ballantyne Cree Nation (“PBCN”) against the Government of Saskatchewan and the Company. Pursuant to the application, PBCN seeks an order setting aside the Provincial Ministerial approval under The Environmental Assessment Act (Saskatchewan) allowing Denison to proceed with the construction of the Project and remitting the decision back to the Saskatchewan Minister of the Environment for reconsideration. The Application asserts that the Government of Saskatchewan breached its duty to consult with PBCN and is required to further consult with PBCN regarding the Project. Denison is committed to reconciliation and works hard to listen to the perspectives of various interested parties, including PBCN, with whom Denison intends to maintain open communication. With respect to the application, Denison intends to vigorously defend against the orders requested; however, there is risk that the outcome of the judicial review will not be favourable to the Company.

Such matters could cause other disruptions to the Company’s exploration, development and production plans, and could have a significant adverse impact on the Company’s share price and financial condition.

Denison could be negatively impacted by its reliance on contractors and experts.

In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, who often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third-party engineers and/or geologists.

For Phoenix, the timely and cost-effective completion of the work will significantly depend on the satisfactory performance of Denison’s contractors, which may include design and engineering consultants responsible for the different elements of the site and mine plans, procurement, construction management and/or construction contractors. If any of these contractors or consultants do not perform to accepted or expected standards, there could be significant delays or cost consequences for the project and the Company. Denison is taking steps to mitigate that risk, including formation of an integrated project team to manage all aspects of the Phoenix project. While Denison emphasizes the importance of conducting operations in a technically sound, safe, sustainable and cost-effective manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any failure to act or material error, omission, act of negligence or act resulting in a technical failure, environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Failure to maintain qualified and experienced employees on which Denison depends could result in business interruption.

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of and its competitiveness for qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. Effective staffing is about having the right numbers of the right people, in the right place at the right time, with the suitable knowledge, skill and experience to operate safety and effectively and to maintain compliance with internal controls, procedures and policies. To meet the Company’s objectives, Denison has been and will continue to need to increase its staffing levels to ensure it has suitable and sufficient organizational structures, staffing and competencies in place to effectively and reliably carry out its activities. As Denison continues with the development of Phoenix and its activities increase, Denison will require additional skilled labour, such as construction, operations, engineering, and financial personnel. There is a risk that Denison will not be successful in attracting, training and retaining qualified personnel as there is often competition for persons with these skill sets. If Denison is not successful in attracting, training and retaining qualified personnel, the development of Phoenix and the efficiency of Denison’s operations could be impaired, which could have an adverse impact on Denison’s results of operations and financial condition. In addition, failure to adequately address such operational risks could result in breakdowns in internal procedures and systems, which could have a material adverse impact on the Company.

MANAGEMENT’S DISCUSSION & ANALYSIS

Disagreements or disputes with Denison’s joint venture counterparties could materially adversely impact the Company’s operations.

The Company is party to a number of joint venture arrangements which are material to the Company. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: disagreements with joint venture partners on how to conduct exploration or development activities; inability of joint venture partners to meet their obligations to the joint venture or third parties; and disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters. The Company is, and has been, involved in disputes with its joint venture partners pursuant to the dispute resolution provisions of a joint venture agreement or civil claims. Any such disputes may not be resolved in the Company’s favour.

Public health emergencies could materially impact business and operation plans.

Public health emergencies may cause disruptions to the Company’s business and operational plans. Such disruptions may result from (i) restrictions that governments and communities impose to address the emergency, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages of employees and/or unavailability of contractors and subcontractors, and/or (iv) interruption of supplies from third parties upon which the Company relies. A disruption may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected.

Compliance costs and risks of non-compliance with environmental, health, safety and other regulations could have a material adverse impact on Denison’s financial condition or results of operations.

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter regulation may continue. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposal of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters, each of which could have a material adverse impact on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain health, safety and/or environmental conditions that must be met, and Denison’s right to pursue its development plans is dependent upon receipt of, and compliance with, additional permits, licences and approvals. Failure to obtain such permits, licences and approvals and/or meet any conditions set forth therein could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations comply, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet future environmental regulations, which may also require the expenditure of significant additional financial and managerial resources.

Health and safety hazards may pose a risk to employees, contractors and operations.

Exploration and mining development and operating activities represent inherent safety hazards and maintaining the health and safety of the Company’s employees and contractors is of paramount importance to Denison. The Company has policies, procedures and controls in place intended to maintain the health and safety of its operations. Notwithstanding such efforts, safety incidents may still occur. Significant potential risks during project exploration, development and construction include, but are not limited to, heavy machinery operation incidents, vehicle accidents, unsafe road conditions or events, unknown ground conditions, and contact with energized sources.

Mining operations in the uranium industry are subject to risks uniquely associated with uranium mining and processing; the risk of over-exposure to radiological materials by the Company’s employees, contractors, or others is inherent in Denison’s operations, as they involve the treatment, monitoring, possession, handling, storage and/or transportation of radioactive materials (uranium, radon, etc.).

Employees involved in activities in remote northern areas may also be exposed to additional hazards, such as: risk of failure of heating equipment or damage to camp facilities; risk of being stranded due to breakdown or damage to mobile equipment; risk of attacks on employees by wildlife; and risk of extreme weather events or forest fires. The impact of such hazards could be exacerbated by the proximity to first aid or other medical care and/or delayed emergency response time compared to more populated or urban areas.

Any incident resulting in serious injury or death could have profound impacts on the Company, its employees and others, as well as result in litigation and/or regulatory action (including, but not limited to suspension of development activities, fines or penalties), or otherwise adversely affect the Company’s reputation and ability to meet its objectives.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral reserve and resource estimates may prove inaccurate.

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced, or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Global demand fluctuations and international trade policies and restrictions could adversely affect Denison’s outlook and financial condition.

The international nuclear fuel industry, including the supply of uranium concentrates, is relatively small compared to other minerals, and is generally highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. For example, the supply and marketing of uranium from Russia is limited by international trade agreements and could be impacted by policy changes in the United States and/or elsewhere.

In general, trade agreements, governmental policies and/or trade restrictions are beyond the control of Denison and may affect the supply of uranium available for use in markets like the United States and Europe, which are currently the largest markets for uranium in the world. Similarly, trade restrictions or foreign policy have the potential to impact the ability to supply uranium to developing markets, such as China and India. If substantial changes are made to regulations affecting the global marketing and supply of uranium, the Company’s business, financial condition and results of operations may be materially adversely affected.

The current United States administration has been making, and is expected to continue to make, legislative and regulatory changes that could have an adverse effect on the Company and its financial condition. In particular, there is uncertainty regarding the scope and scale of U.S. tariffs and whether there will continue to be support for existing treaty and trade relationships between the U.S. and its trading partners, including Canada. In 2025, the United States enacted or proposed broad-based tariffs on goods imported into the United States on multiple occasions. Changes in or the imposition of any new tariffs, taxes or import or export restrictions or prohibitions impacting imports to and exports from Canada could impose additional costs on the Company, decrease U.S. demand for the Company’s products, or otherwise negatively impact the Company. Furthermore, there is a risk that any broad-based tariffs of meaningful scale imposed by the United States on a sustained basis could trigger a broader global trade war which may have a material adverse effect on the Canadian, U.S. and global economies overall, which in turn could have a material adverse impact on the Company’s business.

Lack of public acceptance of nuclear energy and competition from other energy sources may result in lower demand for uranium.

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Recent geopolitical conflicts have highlighted to many global policymakers the significant risk associated with an over-reliance on sources of energy from politically unstable jurisdictions. In many cases, this has resulted in increased calls for a renewed focus on energy independence, to which many nations have identified nuclear power as a potentially critical energy alternative that can both improve energy sovereignty and support the achievement of carbon emission reduction climate goals.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is reliant on other operators for the advancement and maintenance of certain of its joint venture interests and other properties.

For certain of Denison’s property interests, Denison is not the operator and therefore is not in control of the applicable activities and operations. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these interests and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority participant in the MLJV and MWJV. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees and its decisions drive mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Orano Canada maintains the regulatory licences for operation of the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance, may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Denison is reliant on the licensed storage facilities with which it stores its physical uranium.

Any uranium purchased by the Company will be stored at one or more licensed uranium conversion facilities (“Facilities”), each owned by different third-party organizations. As the number of duly licensed Facilities is limited, there can be no assurance that storage arrangements that are commercially beneficial to the Company will remain readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material impact on the Company’s plans with respect to the physical uranium holdings.

As there is only one Facility in Canada, storage for a portion of the Company’s uranium holdings is with a Facility in the United States, and conversion and storage arrangements for the Company’s current uranium holdings and any future uranium production, as applicable, could be impacted by geopolitical or international trade factors.

By holding its investments in uranium with licensed Facilities, the Company is exposed to the credit risks of any such Facilities and their operators. There is no guarantee that the Company can fully recover all of its investments in uranium held with the Facilities. Failure to recover all uranium holdings could have a material adverse effect on the financial condition of the Company.

Any loss or damage of the uranium may not be fully covered or absolved by contractual arrangements with the Facilities or the Company’s insurance arrangements, and the Company may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Any failure to recover all of the uranium holdings could have a material adverse effect on the financial condition of the Company.

Fluctuations in foreign exchange rates could negatively affect the Company.

The Company maintains its accounting records and reports its financial position and results in Canadian dollars. Fluctuations in the U.S. currency exchange rate relative to the Canadian currency could significantly impact the Company, including its financial results, operations or the trading value of its securities, as the price of uranium is quoted in U.S. dollars, and a decrease in value of U.S. dollars would result in a relative decrease in the valuation of uranium and the associated market value from a Canadian currency perspective. Exchange rate fluctuations, and any potential negative consequences thereof, are beyond the Company’s control.

The Company may not realize the intended benefits of its transactions.

Denison has completed a number of corporate transactions over the last several years, including, without limitation, the acquisition of physical uranium and investments in Foremost, Cosa, KLP, JCU, Skyharbour, and F3 Uranium. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s securityholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its common shares.

Denison expects it may enter into agreements with multiple counterparties with respect to Project construction, financing initiatives and/or the sale of potential uranium production. Denison may not realize the anticipated benefits of such transactions due to risks of counterparty non-performance, including non-payment or other default, which could adversely impact the Company.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison may be unable to exploit, expand and/or replace mineral reserves and mineral resources.

Denison’s mineral reserves and resources estimated for its projects are currently the only projected future sources of possible uranium production. Unless other mineral reserves or resources are discovered or acquired, Denison’s sources of future production for uranium concentrates will decrease over time if its current mineral reserves and mineral resources are exploited or otherwise revised. There can be no assurance that future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production in future years.

Competition for properties could limit the Company’s ability to add to or replace mineral reserves and mineral resources.

Significant competition exists for the limited supply of mineral lands available for acquisition. Participants in the mining business include large established companies with long operating histories. In certain circumstances, the Company may be at a disadvantage in acquiring new properties as competitors may have incumbency advantages, greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Challenges to Denison’s title to or interest in its properties could have a material adverse effect on Denison’s operations.

The Company has investigated its rights to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the federal, provincial and local governments in Canada, as well as by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison’s property, they could have a material adverse effect on Denison’s results of operations, financial condition, reported mineral reserves and resources and/or long-term business prospects.

Failure to renew or a default in obligations under the Credit Facility or other debt arrangement, as applicable, could have a material adverse impact on Denison’s operations and financial condition.

The Credit Facility has a term of one year that has been renewed annually and will need to be renewed again on or before January 31, 2027. There is no certainty what terms of any renewal may be, or any assurance that such renewal will be made available to Denison.

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison is also subject to a number of restrictive covenants under the Credit Facility and the Ecora Arrangement, such as restrictions on Denison’s ability to incur additional indebtedness and sell, transfer or otherwise dispose of material assets. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way.

Events may occur in the future, including events out of Denison’s control, which could cause Denison to fail to satisfy its obligations under the Credit Facility, Ecora Arrangement or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility and Ecora Arrangement are secured by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility, Ecora Arrangement or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Restrictions on change of control could delay or disrupt transactions otherwise beneficial to the Company or its securityholders.

The Ecora Arrangement, the Convertible Notes’ indenture and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the case of the Convertible Notes, under certain circumstances, a change of control of Denison could impact redemption rights.

If consent is required from our counterparty and the counterparty chooses to withhold its consent, then such transaction opportunity could have to be abandoned or, if such transaction were to proceed, the counterparty could seek to terminate certain agreements with Denison, including certain agreements forming part of the Ecora Arrangement, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects.

If applicable, such restrictive contractual provisions could delay or discourage a change in control of the Company that could otherwise be beneficial to Denison or its securityholders.

MANAGEMENT’S DISCUSSION & ANALYSIS

Inaccuracy of decommissioning and reclamation estimates and insufficiency of financial assurance could impact the Company’s operations and financial condition.

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project, Wheeler River, and certain active exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s current reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the security requirements are periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical innovation and obsolescence could reduce the demand for the Company’s uranium.

Requirements for Denison’s products and services may be affected by technological changes impacting the mining and/or nuclear industries. For example, technological changes in nuclear reactors, enrichment and used uranium fuel processing could reduce the demand for uranium. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

The Company could be negatively impacted by any failure to comply with applicable anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Climate change poses unique challenges that could materially impact Denison’s operations or financial condition.

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure, disrupt supply chains, or threaten the health and safety of the Company’s employees, contractors and/or local communities. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures in the Athabasca Basin region, potentially negatively affecting the Company’s winter exploration programs.

The Company is focused on operating in a manner designed to minimize the environmental impacts of its activities; however, certain environmental impacts from mineral exploration and mining activities may be inevitable. Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information systems upon which the Company may rely could be insufficient and/or vulnerable to cyber attack.

One of the Company’s material assets is its operational data and intellectual property and the ability to effectively retain and access that data is a priority for Denison. There is a risk that corporate data management systems are not implemented or utilized effectively to achieve ease of access and retrieval of timely, accurate and meaningful information about the business operations and risks to enable informed decision-making. The accessibility of the Company’s corporate data may also be compromised through information security breaches.

Although to date the Company has not experienced any information security breaches or any losses relating to cyber attacks, there can be no assurance that the Company will not incur such losses in the future.

One of the most important things a company can do to prevent information security breaches is to ensure its people understand the importance of protecting its data and systems. In light of that, the Company has an Information Technology Acceptable Use Policy for its employees, for which it seeks annual review and affirmation of compliance, with procedures and practices in place designed to protect

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison’s information technology (“IT”) infrastructure. Denison also regularly deploys mandatory company-wide information technology and cyber security training, to ensure familiarity with the risks and mitigation strategies.

The Company’s operations depend upon the availability, capacity, reliability and security of its IT infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including project management, financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems, and is always considering initiatives to enhance its cyber and data security; however, these controls may not adequately prevent cyber security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Events could cause the cost and impact of maintenance of key infrastructure and equipment to be significant or unexpected.

For continued operations and to ensure the health and safety of employees and others, the Company must maintain diverse physical assets and infrastructure. The cost of operation and maintenance and the operating performance of such facilities may be adversely affected by a variety of factors, including regular and unexpected maintenance and replacement expenditures; the aging of facilities which may reduce their operating performance and increase the cost of maintenance; potential breakdown or failure of equipment requiring emergency or temporary response; catastrophic events such as fires, explosions, earthquakes, volcanic eruptions, landslides, floods, releases of hazardous materials, severe storms or similar occurrences; and other factors discussed in these risk factors. Any of these events could significantly increase the expenses incurred by the Company and/or materially and adversely affect its business, financial condition and future results.

Conflicts of interest with the Company’s directors or officers could have a material adverse impact on the Company.

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (“OBCA”).

MANAGEMENT’S DISCUSSION & ANALYSIS

Disclosure and internal control systems provide reasonable assurance, but not absolute assurance, with respect to the reliability of the Company’s financial reporting.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As with any internal control system, there is a risk of override, collusion, or circumvention, particularly during periods of rapid growth or heightened project activity. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Risks Related to Our Securities and Investments Therein

Fluctuations in the market price of the common shares are often outside the control of the Company and could materially impact securityholders’ investments in the Company and the Company’s access to capital.

The market price of Denison’s common shares may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, such as trade or tariff disputes, market perceptions of the attractiveness of particular industries – including mining and nuclear energy – and volatile trading due to unpredictable general market or trading sentiments.

The market price of Denison’s common shares are likely to increase or decrease in response to a number of events and factors, including: Denison’s operating performance and the performance of competitors and other similar companies; the breadth of the public market for the common shares and the attractiveness of alternative investments; volatility in metal prices; the number of common shares to be publicly traded after an offering pursuant to any prospectus or prospectus supplement; the public’s reaction to the Company’s press releases, material change reports, other public announcements and its filings with the various securities regulatory authorities; the arrival or departure of key personnel; public perception of the nuclear industry and reaction to the developments therein; changes in recommendations by research analysts who track the common shares or the shares of other companies in the sector; developments that affect the market for all resource sector securities; changes in general economic and/or political conditions (including changing governmental policies, trade agreements, trade restrictions and tariffs, inflation); acquisitions, strategic alliances or joint ventures involving Denison or its competitors; and the other risk factors listed herein.

The current United States administration has been making, and is expected to continue to make, legislative and regulatory changes that could result in a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies overall, which in turn could have a material adverse impact on the market price of the Company’s common shares.

Many of these factors that could impact the market price of the Company’s common shares are not directly related to Denison’s results or operations and are, therefore, not within Denison’s control. Accordingly, the market price of the common shares at any given point in time may not accurately reflect the long-term value of Denison.

In recent years, the Company has been affected by the results of a seemingly significant change in investor sentiment towards nuclear energy and uranium in connection with a global trend towards the transition to “clean” energy sources, which is believed to have resulted in increased trading volumes and price volatility of the common shares. Investor sentiment can change quickly, and investors may make investment decisions based on third-party media and/or social media discussions that may not accurately reflect the Company’s disclosure or actual results of operations. Such sentiments may cause volatility in the trading price of the common shares and may or may not be reflective of individual investor’s views as to the value of the underlying assets.

MANAGEMENT’S DISCUSSION & ANALYSIS

Market sentiment and trading in an entity’s shares can also be impacted by its inclusion in, or exclusion from, certain equity benchmarks and/or investable indices. For example, in 2021, Denison’s common shares were added to the S&P/TSX Composite Index, the headline index for the Canadian equity market. This inclusion could impact the Company’s common shares price positively, with increased interest in purchasing the common shares. However, a decline in the index could result in investors selling the common shares of the Company for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects. In addition, the removal of the Company from the S&P/TSX Composite could have a negative impact on the market price of common shares, as certain shareholders who link investments to the index could be required to sell the common shares for reasons that are unrelated to the Company’s operating results, underlying asset values or prospects.

Accordingly, the market price of the common shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the common shares may be materially adversely affected.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from redemption of the Convertible Notes and/or further common shares issuances could impact the value of a securityholder’s investment in Denison.

Denison has historically raised, and may continue to raise, funds for its operations through equity issuances, including the Convertible Notes and 2025 FT Offering. Accordingly, holders of common shares may suffer dilution.

Denison may sell additional debt or equity securities (including through the sale of securities convertible into common shares) to finance its exploration, evaluation, development, construction and other operations, acquisitions or other projects. Denison is authorized to issue an unlimited number of common shares. Denison cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the common shares.

With respect to the Convertible Notes, in certain circumstances the Company may decide to redeem the outstanding Convertible Notes or to repay outstanding principal amounts owing thereunder at the maturity of the Convertible Notes by issuing additional common shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the common shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

Lack of liquidity for common shares may negatively impact a securityholder’s investment and/or the Company’s exchange listings.

Shareholders of the Company may be unable to sell significant quantities of common shares into the public trading markets without a significant reduction in the price of their common shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s common shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Interests of KEPCO and KHNP may not always be consistent with the interests of other securityholders.

Pursuant to the KHNP SRA, KHNP Canada is contractually entitled to representation on the Board. Provided KHNP Canada holds over 5% of the common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KHNP Canada’s right to nominate a director may give KHNP Canada influence on decisions made by the Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect shareholders. The interests of KHNP and KEPCO, as indirect shareholders, may not always be consistent with the interests of other securityholders.

The SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate KEPCO or KHNP Canada’s support.

MANAGEMENT’S DISCUSSION & ANALYSIS

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion, of their assets and the Company’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If the Company is characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a ‘passive foreign investment company’ (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with certain of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from reporting holdings in the Company’s securities and the ‘short swing’ profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act. The Company also has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company may elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

The Company may lose its foreign private issuer status if a majority of the common shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, which require that the majority of both its directors and executive officers are not U.S. citizens or residents, a majority of the Company’s assets are located outside the United States, and that its business be principally administered outside the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

MANAGEMENT’S DISCUSSION & ANALYSIS

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure.

For more information regarding Denison’s material project, the Wheeler River project, you are encouraged to refer to the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 and an update to estimated Phoenix initial capital costs disclosed by press release dated January 2, 2026. The technical report and press release are available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). For information regarding Denison’s other project interests, more information is available on the Company’s website.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (“eU3O8”), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (“ppm”) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison’s Annual Information Form dated March 28, 2025, available on the Company’s website and filed under the Company’s profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR (www.sec.gov/edgar).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison’s mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; the results of, and estimates and assumptions used to prepare, the capital cost update for Phoenix; Denison’s outlook, plans and objectives for 2025 and beyond; exploration, development and expansion programs, plans and objectives, including detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS approvals, expectations with respect to Denison’s Project licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of, and estimates and assumptions within, the Midwest PEA, the interpretations thereof and expectations therefor therefore; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding agreements with third parties, including Foremost, Grounded Lithium, Cosa, and F3; Denison’s expectations with respect the exploration and evaluation of the KLP; Denison’s plans with respect to its commercial activities, including its physical uranium holdings and other uranium sales transactions and the expected benefits thereof; and the annual operating budget and capital expenditure programs, estimated exploration, development and construction expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in this MD&A. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards”). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and its definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards. However, investors are cautioned that there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act”) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Denison prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in the MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.